As filed with the Securities and Exchange Commission on October 15, 1997
                                                  Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                      Under
                           THE SECURITIES ACT OF 1933

                                    FORM S-2
                             REGISTRATION STATEMENT

                            INDUSTRIAL HOLDINGS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               TEXAS                                     5080                                   76-0289495
  (STATE OR OTHER JURISDICTION OF            (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER IDENTIFICATION
  INCORPORATION OR ORGANIZATION)              CLASSIFICATION CODE NUMBER)                          NO.)

                                  7135 ARDMORE
                              HOUSTON, TEXAS 77054
                                 (713) 747-1025
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              ---------------------

                                 ROBERT E. CONE
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  7135 ARDMORE
                              HOUSTON, TEXAS 77054
                                 (713) 747-1025
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                              ---------------------

                                    COPY TO:
                                 ROBERT G. REEDY
                             PORTER & HEDGES, L.L.P.
                            700 LOUISIANA, SUITE 3500
                              HOUSTON, TEXAS 77002
                                 (713) 226-0600

                APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE
                 TO THE PUBLIC: As soon as practicable after the
                    Registration Statement becomes effective.

                              ---------------------

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

         If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item II(a)(i) of this form, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number on the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

         If delivery of the Offering Circular-Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                              ---------------------

                         CALCULATION OF REGISTRATION FEE

                                                PROPOSED MAXIMUM
                                                 OFFERING PRICE   PROPOSED MAXIMUM      AMOUNT OF
    TITLE OF EACH CLASS OF        AMOUNT TO BE    PER SHARE OR   AGGREGATE OFFERING   REGISTRATION
  SECURITIES TO BE REGISTERED     REGISTERED(2)    WARRANT(3)           PRICE              FEE
-------------------------------   -------------   ------------      ------------      ------------
Common Stock underlying Class B
Redeemable Warrants(1) ........       1,254,414   $      10.00(1)   $ 12,544,140(1)   $   4,325.60(1)
Class C Redeemable Warrants(1)          621,914   $        .06(1)   $     37,315(1)   $      12.87(1)
Common Stock, $.01 par value
("Common Stock"), underlying
Class C Redeemable Warrants(1)          621,914   $      15.00(1)   $  9,328,710(1)   $   3,216.82(1)
Class C Redeemable Warrants ...       1,254,414   $       3.25      $  4,076,846      $   1,405.82
Common Stock underlying Class C
Redeemable Warrants ...........       1,254,414   $      15.00      $ 18,816,210      $   6,488.40
Class D Redeemable Warrants ...       1,254,414   $        .50      $    627,207      $     216.28
Common Stock Underlying Class D
Redeemable Warrants ...........       1,254,414   $      22.50      $ 28,224,315      $   9,732.59
-------------------------------   -------------   ------------      ------------      ------------
Total .........................            --             --        $ 73,654,743      $  25,398.38
===============================   =============   ============      ============      ============

(1) 1,254,414 shares of Common Stock underlying the Class B Warrants were registered in connection with the Company's exchange offer to its Class A Warrantholders in November 1996 pursuant to Registration Statement on Form S-1 (No. 333-13323) (the "Warrant Registration Statement"), and a filing fee of $4,325.60 was paid. 621,914 Class C Redeemable Warrants were issued in connection with the Company's exchange offer to its Class A Redeemable Warrantholders in November 1996. The 621,914 Class C Redeemable Warrants and the aggregate 621,914 underlying shares of Common Stock were registered in the Warrant Registration Statement. A filing fee of $12.87 and $3,216.82, respectively attributable to those securities was previously paid as part of the Warrant Registration Statement . The net filing fee due is $17,843.09.

(2) The Registration Statement also covers any additional securities which may be issuable pursuant to anti-dilution provisions of warrants.

(3)      Calculated pursuant to Rule 457(f).

                              ---------------------

         PURSUANT TO THE PROVISIONS OF RULE 429 OF THE SECURITIES ACT OF 1933, AS AMENDED, THE OFFERING CIRCULAR- PROSPECTUS CONTAINED IN THIS REGISTRATION STATEMENT ALSO RELATES TO AN AGGREGATE OF 1,876,328 SHARES OF COMMON STOCK UNDERLYING 1,254,414 OF THE COMPANY'S CLASS B REDEEMABLE WARRANTS AND 621,914 OF THE COMPANY'S CLASS C REDEEMABLE WARRANTS, AND 621,914 OF THE COMPANY'S CLASS C REDEEMABLE WARRANTS COVERED BY THE REGISTRANT'S REGISTRATION STATEMENT ON FORM S-1 (REG. NO. 333-13323). THE REGISTRATION FEES WITH RESPECT THERETO WERE PREVIOUSLY PAID.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

OFFERING CIRCULAR - PROSPECTUS

                            INDUSTRIAL HOLDINGS, INC.

           OFFER TO EXCHANGE ONE CLASS B REDEEMABLE WARRANT AND $10.00 CASH FOR ONE SHARE OF COMMON STOCK, ONE CLASS C REDEEMABLE
                   WARRANT AND ONE CLASS D REDEEMABLE WARRANT

        THIS OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ON DECEMBER __, 1997
               AT 5:00 P.M., NEW YORK CITY TIME, UNLESS EXTENDED.

--------------------------------------------------------------------------------

         INDUSTRIAL HOLDINGS, INC. (THE "COMPANY") HEREBY OFFERS TO THE HOLDERS OF ITS 1,254,414 ISSUED AND OUTSTANDING CLASS B REDEEMABLE COMMON STOCK PURCHASE WARRANTS ("CLASS B WARRANTS") THE OPPORTUNITY TO EXCHANGE EACH CLASS B WARRANT AND CASH FOR ONE SHARE OF THE COMPANY'S COMMON STOCK, $.01 PAR VALUE ("COMMON STOCK"), ONE CLASS C REDEEMABLE COMMON STOCK PURCHASE WARRANT ("CLASS C WARRANT") AND ONE CLASS D REDEEMABLE COMMON STOCK PURCHASE WARRANT ("CLASS D WARRANT") BEGINNING ON THE DATE HEREOF AND ENDING ON DECEMBER __, 1997, UNLESS EXTENDED ON THE TERMS HEREINAFTER DESCRIBED.

         THIS OFFER IS BEING MADE ON THE FOLLOWING TERMS (SEE "THE OFFER" FOR A MORE COMPLETE DESCRIPTION OF THE TERMS OF THIS OFFER):

         THE SHARES OF COMMON STOCK, CLASS C WARRANTS AND CLASS D WARRANTS OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 13.

         AN EXCHANGING CLASS B WARRANTHOLDER ("WARRANTHOLDER") WHO TENDERS CLASS B WARRANTS AND PAYS TEN DOLLARS ($10.00) PER CLASS B WARRANT (THE "WARRANT EXERCISE PRICE") WILL RECEIVE FOR EACH CLASS B WARRANT TENDERED ONE SHARE OF COMMON STOCK, ONE CLASS C WARRANT AND ONE CLASS D WARRANT.

                                                        (CONTINUED ON NEXT PAGE)

                              ---------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
           OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
                OR ADEQUACY OF THIS OFFERING CIRCULAR-PROSPECTUS.
                       ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.
                              ---------------------

       The date of this Offering Circular-Prospectus is October __, 1997.

         EACH CLASS C WARRANT TO BE ISSUED WILL ENTITLE THE HOLDER THEREOF TO PURCHASE ONE SHARE OF THE COMPANY'S COMMON STOCK AT AN EXERCISE PRICE OF $15.00 PER SHARE THROUGH AND INCLUDING JANUARY 14, 2000. THE TERMS OF CURRENTLY OUTSTANDING CLASS C WARRANTS, WHICH ARE EXERCISABLE THROUGH AND INCLUDING JANUARY 14, 1999, WILL AFTER THE EXPIRATION DATE, AUTOMATICALLY BE EXTENDED TO JANUARY 14, 2000. EACH CLASS D WARRANT TO BE ISSUED WILL ENTITLE THE HOLDER TO PURCHASE ONE SHARE OF THE COMPANY'S COMMON STOCK AT AN EXERCISE PRICE OF $22.50 PER SHARE THROUGH AND INCLUDING JANUARY 14, 2000. THE COMPANY MAY REDEEM THE CLASS C AND CLASS D WARRANTS AT $.05 PER WARRANT UPON 30 DAYS PRIOR WRITTEN NOTICE IF THE CLOSING BID PRICE OF THE COMPANY'S COMMON STOCK EQUALS OR EXCEEDS $20.00 AND $25.00, RESPECTIVELY, FOR 20 CONSECUTIVE TRADING DAYS. THE EXERCISE PRICES OF THE CLASS C AND CLASS D WARRANTS WERE ARBITRARILY DETERMINED BY THE COMPANY'S BOARD OF DIRECTORS AND ARE NOT NECESSARILY RELATED TO THE COMPANY'S ASSETS, EARNINGS, BOOK VALUE OR OTHER GENERALLY ACCEPTED CRITERIA OF VALUE.

         The exercise of the Class B Warrants pursuant to this Offer may be withdrawn prior to 5:00 p.m., New York City time, on December __, 1997 (the "Expiration Date") (or the latest time and date at which this Offer, as extended by the Company, shall expire). Thereafter, such exercises are irrevocable, except that they may be withdrawn after January __, 1998 unless theretofore accepted for exercise as provided in this Offering Circular-Prospectus. This Offer is subject to a number of customary conditions, any or all of which may be waived by the Company, but is not conditioned upon the exercise of a minimum number of Class B Warrants. The Company also reserves the right to extend this Offer. SEE "The Offer--Expiration Date; Extensions" and "--Conditions of the Offer."

         Warrantholders who desire to exercise their Class B Warrants should (a) complete and submit the accompanying Letter of Transmittal and their Class B Warrant Certificate, together with (i) a certified or official bank check in the amount of the aggregate Warrant Exercise Price made payable to Industrial Holdings, Inc.; or (ii) a wire transfer to ChaseMellon Shareholder Services (the "Exchange Agent") in the amount of the aggregate Warrant Exercise Price for the benefit of the Company, and any other required documents to the Exchange Agent, or (b) request a broker or bank to effect the transaction for him or her. Holders of Class B Warrants registered in the name of a broker, dealer, bank, trust or nominee should instruct such institutions to exercise their Class B Warrants. The Company does not intend to pay broker-dealers solicitation fees for the exercise of its Class B Warrants. SEE "The Offer--Procedure for Tendering Class B Warrants."

         If a holder of Class B Warrants does not want to tender his Class B Warrants pursuant to the terms of this Offer, he may exercise such Class B Warrants under the present terms of the Class B Warrants. Each Class B Warrant entitles the registered holder to purchase one share of Common Stock at an exercise price of $10.00 per share through and including January 14, 1999, after which date unexercised Class B Warrants will expire.

         The Common Stock, Class B Warrants and Class C Warrants are currently traded on the Nasdaq National Market under the symbols "IHII," "IHIIZ," and "IHIIL," respectively. On October 10, 1997, the closing sale prices of the Common Stock, Class B and Class C Warrants were $15.81, $8.00 and $3.25, respectively. The Company has applied for listing of the Class D Warrants on the Nasdaq National Market.

         Questions and requests for assistance or for additional copies of this Offering Circular- Prospectus may be made by calling Christine A. Smith, Vice President of the Company, at (713) 747-1025, or by writing to Industrial Holdings, Inc., 7135 Ardmore, Houston, Texas 77054.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934 as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information may be inspected or copies obtained by mail upon payment of the Commission's prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission:
CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, New York, New York 10048. Copies of such material may also be obtained at the prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock, the Class B Warrants and the Class C Warrants are listed on the Nasdaq National Market, and reports, proxy statements and other information filed by the Company can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, Washington, D.C.

              The Company has filed with the Commission a Registration Statement on Form S-2 (together with all amendments, supplements and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock, Class C Warrants and Class D Warrants to be offered hereby, as well as a Schedule 13E-4 Issuer Tender Offer Statement (the "Schedule 13E-4") under the Exchange Act. This Offering Circular-Prospectus does not contain all information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, or the Schedule 13E-4 and the exhibits thereto, to which reference is made. The Registration Statement, the
Schedule 13E-4 and any amendments thereto, including exhibits filed as a part thereof, are available for inspection and copying as set forth above. Statements contained in this Offering Circular-Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents filed by the Company with the Commissioner pursuant to the Exchange Act are incorporated by reference into this Offering Circular-Prospectus:

         (1) the Company's Annual Report on Form 10-K for the year ended December 31, 1996;

         (2) the Company's Annual Report on Form 10-K/A for the year ended December 31, 1996;

         (3) the Company's Quarterly Reports on Form 10-Q for the Quarter ended March 31, 1997 and June 30, 1997;

         (4) the Company's Current Report on Form 8-K/A dated January 27, 1997 amending its Current Report on Form 8-K dated November 27, 1996;

         (5) the Company's Current Report on Form 8-K/A dated April 18, 1997 amending its Current Report on Form 8-K dated February 18, 1997; and

         (6) the Company's Current Report on Form 8-K/A dated June 12, 1997 amending its Current Report on Form 8-K dated April 14, 1997.

         Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Offering Circular- Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated by reference herein modifies or supercedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offering Circular-Prospectus.

         The Company shall provide without charge, to each person to whom a copy of this Offering Circular- Prospectus is delivered, upon oral or written request, a copy (without exhibits, unless such exhibits are specifically incorporated by reference into the information that this Offering Circular-Prospectus incorporates) of any and all information that has been incorporated by reference in this Offering Circular- Prospectus. Requests should be directed to Christine A. Smith, Vice President and Chief Financial Officer, 7135 Ardmore, Houston, Texas 77054, telephone number (713) 747-1025.

                                     SUMMARY

         THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO CONTAINED ELSEWHERE AND INCORPORATED BY REFERENCE IN THIS OFFERING CIRCULAR- PROSPECTUS.

                                   THE COMPANY

         Industrial Holdings, Inc. (including its subsidiaries, the "Company") was incorporated in Texas in August 1989. The Company's principal executive offices are located at 7135 Ardmore, Houston, Texas 77054, and its telephone number is (713) 747-1025.

         The Company's business is organized into two divisions: the Fastener Manufacturing and Sales Division, comprised of Landreth Engineering Company ("Landreth"), Connecticut Rivet ("CRivet"), American Rivet Company, Inc. ("American") (collectively, "LEC") and LSS-Lone Star-Houston, Inc. ("Lone Star") and the Energy Products and Services Division, comprised of (i) the Valve and Supplies Sales Group which includes Pipeline Valve Specialty ("PVS"), Manifold Valve Services, Inc. ("MVS") and Industrial Municipal Supply Company ("IMSCO");
(ii) the New Machine Sales and Services Group which includes Regal Machine Tools ("Regal") and Rex Machinery Movers ("RMM"); (iii) the Export Crating Group which includes U.S. Crating ("USC"); and (iv) the Used Machine Sales Group which includes Rex/Paul's Machine Sales ("RPMS"). Regal, RMM, USC and RPMS comprise the Rex Group, Inc. ("REX").

         The Fastener Manufacturing and Sales Division manufactures industrial metal fasteners, including special cold-formed fasteners and threaded fastener products, for sale primarily to manufacturers in the home furniture, home appliance and automotive industries and to the petrochemical and energy industries. In the Energy Products and Services Division, the Valve and Supplies Sales Group remanufactures pipeline valves and high pressure valves that are used primarily in oil and gas drilling applications and distributes pipe, valves, fittings and other products primarily to the petrochemical, chemical and petroleum refining industries and to the pipeline transportation and product storage industries. The New Machine Sales and Services Group sells new machine tools and conducts a machine moving operation. The Export Crating Group provides international export crating services. The Used Machine Sales Group sells used machine tools.

         The Company's strategy is to identify and pursue acquisitions within the lines of business in which the Company currently operates. The Company believes that it is a leading manufacturer of semi-tubular rivets and cold-headed specials with pro forma revenues for that segment (excluding Lone
Star) for the twelve months ended December 31, 1996 of approximately $30,222,000. The Company's growth strategy includes an emphasis on the continued acquisition of fastener manufacturing companies and valve remanufacturing companies with a particular emphasis on expansion into new customer bases and geographical markets.

         Since its inception, the Company has expanded its business through acquisition.

                                           Year
 Name           Location                 Acquired              Description
 ----           --------                 --------              -----------

IMSCO         Baytown, Texas               1989       pipe, valves and fittings
                                                        distributor
PVS           Houston, Texas               1992       valve remanufacturing

Landreth      Houston, Texas               1992       rivet manufacturing
REX           Houston, Texas               1993       machine tool distributor
CRivet        Waterbury, Connecticut       1995       rivet manufacturing
American      Chicago, Illinois            1996       rivet manufacturing
Lone Star     Houston, Texas               1997       stud bolt manufacturing
MVS           Jennings, Louisiana          1997       valve remanufacturing

The Company has financed these acquisitions with cash provided by operations, borrowings under its credit agreements and public and private financings. The Company anticipates that future acquisitions, if any, will be similarly financed.

                               RECENT DEVELOPMENTS

         In February 1997, the Company acquired all the capital stock of Lone Star for a purchase price of $6 million, including estimated transaction expenses. Lone Star, with revenues of $15.5 million in 1996, is a leading manufacturer and distributor of fasteners to the petrochemical and energy industries, and is a specialty provider of custom in-house coating services. Its 53,000 square foot manufacturing facility is located in Spring, Texas.

         The purchase was financed through an $800,000 term loan secured by the machinery and equipment of Lone Star, a $900,000 mortgage note secured by the real estate of Lone Star, a $500,000 term note payable to the former shareholder of Lone Star, 84,211 shares of Common Stock, a $1.4 million increase in the Company's demand note and line of credit facility payable to Comerica Bank - Texas ("Demand Note") and $1.8 million cash.

         In March 1997, the Company acquired all the outstanding capital stock of MVS for 600,000 shares of Common Stock and a term note in the amount of $442,500, payable to the selling shareholder in six monthly installments. MVS, operating from a 25,000 square foot leased manufacturing facility in Jennings, Louisiana, sells and repairs high pressure valves that are used primarily in oil and gas drilling applications. MVS' revenues in 1996 were $6.4 million, with one customer comprising 18% of its total 1996 revenues.

         In September 1997, the Company signed a Letter of Intent to purchase all of the outstanding stock of Bolt Manufacturing Co., Inc. ("Bolt") for a purchase price of $5,371,000, subject to closing adjustments (the "Bolt Acquisition"). While there is no assurance that the Bolt Acquisition will occur, the Company anticipates that the closing will occur in the fourth quarter of 1997. The Company presently anticipates that the purchase price will be funded through an increase in the Company's Demand Note to be secured by the inventory and receivables of the Company and a term note ("Term Note") secured by the equipment of the Company. The Company anticipates that it will use the estimated $12,400,000 net proceeds from the exercise of the Class B Warrants to repay a portion of the Company's Demand Note and Term Note. SEE "Use of Proceeds."

         Bolt, located in Houston, Texas manufactures and distributes specialty bolts and nuts to the petrochemical and energy industries through the United States and Canada. Net sales of Bolt were $6,452,216 for its fiscal year ended December 31, 1996 and $3,579,149 for the six months ended June 30, 1997. After the acquisition, Bolt will operate within the Fastener Manufacturing and Sales Division. SEE "Pro Forma Condensed Consolidated Financial Statements (unaudited)"

                                    THE OFFER


The Offer............................ Each holder of Class B Warrants may exchange one Class B Warrant and $10.00
                                      cash (the "Warrant Exercise Price") for
                                      one share of the Company's Common Stock, one Class C Redeemable Common Stock Purchase Warrant ("Class C Warrant") and one Class D Redeemable Common Stock Purchase Warrant ("Class D Warrant").

Expiration Date...................... 5:00 p.m., New York City time, on December
                                      __, 1997, unless extended (the "Expiration
                                      Date"). SEE "The Offer-- Expiration Date;
                                      Extensions."

Withdrawal Rights.................... Acceptance of the Offer may be withdrawn at any time prior to 5:00 p.m., New York
                                      City time, on the Expiration Date.
                                      Thereafter, such exercises are
                                      irrevocable, except that they may be
                                      withdrawn after January __, 1998 unless
                                      theretofore accepted for exercise as
                                      provided in this Offering Circular-
                                      Prospectus.

Risk Factors......................... Class B Warrantholders (the
                                      "Warrantholders") who elect to exercise
                                      their Class B Warrants and receive Common
                                      Stock, Class C and Class D Warrants should consider certain factors regarding the Company. SEE "Risk Factors."

Warrant Terms........................ Each Class C and Class D Warrant will entitle the holder to purchase one share of Common Stock at $15.00 per share and $22.50 per share, respectively, through and including January 14, 2000.

Effect of the Offer on Non-
   Exercising Warrantholders......... THE CLASS B WARRANTS ARE EXERCISABLE
                                      THROUGH AND INCLUDING JANUARY 14, 1999,
                                      AFTER WHICH DATE THEY WILL EXPIRE. IN
                                      ADDITION, PRIOR TO THEIR EXPIRATION, THE
                                      REDUCED NUMBER OF OUTSTANDING CLASS B
                                      WARRANTS AS A RESULT OF THE ACCEPTANCE OF
                                      THE OFFER MAY LIMIT THE TRADING MARKET FOR
                                      THE CLASS B WARRANTS AND MAY ADVERSELY
                                      AFFECT THEIR LIQUIDITY AND MARKET PRICE.
                                      THE CLASS B WARRANTS MAY BE REDEEMED BY
                                      THE COMPANY AT $.05 PER WARRANT, ON NOT
                                      LESS THAN 30 DAYS' WRITTEN NOTICE, IF THE
                                      CLOSING PRICE OF THE COMMON STOCK FOR A
                                      PERIOD OF 20 CONSECUTIVE TRADING DAYS
                                      EQUALS OR EXCEEDS $12.00 PER SHARE. AS OF
                                      OCTOBER 10, 1997, THE CLOSING PRICE OF
                                      COMMON STOCK HAD EQUALED OR EXCEED $12.00
                                      PER SHARE FOR 20 CONSECUTIVE TRADING DAYS.
                                      THEREFORE, THE CLASS B WARRANTS MAY BE
                                      REDEEMED BY THE COMPANY AT ANY TIME UPON
                                      NOT LESS THAN 30 DAYS WRITTEN NOTICE.

Use of Proceeds...................... It is anticipated that the net proceeds of the Offer of up to $12,400,000 will be
                                      used by the Company to repay a portion of the Demand Note and the Term Note. SEE "Use of Proceeds."

Acceptance of the Class B Warrants... The Company will accept all Class B
                                      Warrants duly exercised and not properly withdrawn on the Expiration Date, subject to certain conditions. SEE "The Offer--Conditions of the Offer."

Conditions of the Offer.............. The Offer is subject to a number of customary conditions, any or all of which may be waived by the Company. SEE "The Offer--Acceptance of the Class B Warrants; Delivery of Common Stock, Class C Warrants and Class D Warrants" and "--Conditions of the Offer."

How to Tender the Class B Warrants... Any holder of Class B Warrants desiring to accept the Offer should either (a)
                                      complete and submit the accompanying
                                      Letter of Transmittal and his Class B
                                      Warrant certificate and forward same
                                      together with (i) a certified or official bank check in the amount of the aggregate Warrant Exercise Price made payable to Industrial Holdings, Inc.; or (ii) a wire transfer to ChaseMellon Shareholder Services (the "Exchange Agent") in the amount of the Warrant Exercise Price and any other required documents to the Exchange Agent; or (b) request a broker or bank to effect the transaction for him or her. Holders of Class B Warrants registered in the name of a broker, dealer, bank or nominee should instruct such institutions to accept the Offer. SEE "The Offer--Procedure for Tendering Class B Warrants."

Certain Income Tax Consequences...... The tax consequences of the Offer are uncertain under federal income tax law,
                                      and Warrantholders are urged to consult
                                      their own tax advisors regarding this
                                      matter. The recognition of income or gain characterized as capital gain or ordinary income could result from the acceptance of the Offer by a Warrantholder. SEE "The Offer--Certain Federal Income Tax Consequences."

Delivery of Securities............... The Exchange Agent will deliver the certificates for shares of Common Stock, Class C and Class D Warrants as soon as practicable after the Expiration Date. SEE "The Offer--Acceptance of the Class B Warrants; Delivery of Common Stock, Class C Warrants and Class D Warrants."

Common Stock Outstanding............. There are presently 50,000,000 authorized shares of Common Stock, and as of October
                                      10, 1997, there were 6,459,368 shares of Common Stock, 1,254,414 Class B Warrants and 621,914 Class C Warrants outstanding. Assuming the acceptance of the Offer by all Warrantholders, there will be 7,713,782 shares of Common Stock outstanding.

Market Prices........................ As of October 10, 1997, the last reported sales prices of the Common Stock, Class B and Class C Warrants on the Nasdaq National Market were $15.81, $8.63, and $3.25, respectively. The Company has applied for listing of the Class D Warrants on the Nasdaq National Market. SEE "Price Range of Common Stock and Warrants."

                       SUMMARY CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

       The selected financial data presented below are derived from and should be read in conjunction with the Company's Consolidated Financial Statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference in this Offering Circular-Prospectus. The unaudited pro forma income statement data for the year ended December 31, 1996 and the six months ended June 30, 1997 are presented as if, at the beginning of each period, the Bolt Acquisition (which transaction is expected to close in the fourth quarter of 1997) had taken place and the proceeds of the Offer were used to repay a portion of the Demand Note and Term Note. The unaudited pro forma income statement data for the year ended December 31, 1996 also assumes that the acquisitions of American, Lone Star, and MVS had taken place at the beginning of the period. The unaudited pro forma income statement data for the six months ended June 30, 1997 also assumes that the acquisition of MVS had taken place at the beginning of the period. (Lone Star is not included in the pro forma results of operations due to the insignificance of the period from January 1, 1997 to the date of acquisition. However, the pro forma earnings per share calculation has been calculated as if the issuance of the shares in conjunction with the acquisition had occurred on January 1, 1997.) The unaudited pro forma balance sheet data at June 30, 1997 are presented as if, at such date, the Bolt Acquisition had taken place and the proceeds of the Offer were used to repay a portion of the Demand Note and Term Note. The unaudited pro forma data should be read in conjunction with the unaudited pro forma condensed consolidated financial statements incorporated by reference in this Offering Circular-Prospectus.

                            (UNAUDITED)      (UNAUDITED)      (UNAUDITED)
                             PRO FORMA        HISTORICAL       PRO FORMA
                             SIX MONTHS       SIX MONTHS      YEAR ENDED                       HISTORICAL
                           ENDED JUNE 30,   ENDED JUNE 30,    DECEMBER 31,              YEARS ENDED DECEMBER 31,
                            ------------ -------------------  ----------  ----------------------------------------------------
                                1997       1997       1996       1996       1996       1995       1994       1993       1992
                              --------   --------   --------   --------   --------   --------   --------   --------   --------
INCOME STATEMENT DATA:
Sales ......................  $ 43,929   $ 38,588   $ 25,627   $ 86,509   $ 51,423   $ 38,983   $ 34,730   $ 35,113   $ 20,769
Cost of sales ..............    32,446     28,785     20,257     66,533     40,849     31,111     27,485     27,377     15,882
Gross profit ...............    11,483      9,803      5,370     19,976     10,574      7,872      7,245      7,736      4,887
Selling, general &
  administrative ...........     7,613      6,756      3,900     14,312      8,002      6,401      6,569      6,198      4,523
Operating income ...........     3,870      3,047      1,471      5,664      2,572      1,471        676      1,538        364
Other income (expense) .....      (522)      (769)      (628)    (1,245)    (1,037)      (824)      (575)      (666)      (261)
Income before income taxes .     3,348      2,278        843      4,419      1,535        647        101        872        103
Income tax expense (benefit)     1,261        934        286      1,523        408        102         69        109       (279)
Net income .................     2,087      1,344        556      2,896      1,127        545         32        763        382
Earnings per share .........       .26        .21        .14        .43        .26        .17        .01        .27        .17
Weighted average common and
common equivalent shares
outstanding(1) .............     8,022      6,487      3,868      6,809      4,379      3,150      3,030      2,829      2,102

                        (UNAUDITED) (UNAUDITED)
                         PRO FORMA   HISTORICAL                             HISTORICAL
                          JUNE 30,    JUNE 30,                              DECEMBER 31,
                          --------    --------          --------------------------------------------------------
                            1997        1997              1996        1995        1994        1993        1992
                          --------    --------          --------    --------    --------    --------    --------
BALANCE SHEET DATA:
Working capital ........  $ 15,295    $  6,188          $  3,101    $  1,459    $  2,254    $  1,164    $  1,551
Total assets ...........    65,036      58,160            43,690      27,494      20,848      20,819      13,972
Long-term obligations(2)     9,812       7,853             7,326       5,891       3,568       3,229       3,242
Total liabilities ......    23,644      29,167            27,135      19,891      13,965      14,386       9,312
Shareholders' equity ...    41,392      28,992            16,554       7,603       6,883       6,433       4,660

-----------------------------
(1) Calculated on the basis of the weighted average number of common and common equivalent shares outstanding pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83.

(2)      Excludes deferred income taxes and deferred compensation.

                                  RISK FACTORS

         THE SHARES OF COMMON STOCK, CLASS C AND CLASS D WARRANTS OFFERED HEREBY INVOLVE MATERIAL RISKS. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS OFFERING CIRCULAR-PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE MAKING A DECISION TO EXERCISE THEIR CLASS B WARRANTS AND PURCHASE ANY SHARES OF COMMON STOCK, CLASS C WARRANTS AND CLASS D WARRANTS.

         LIMITED CAPITAL; RISKS RELATED TO BUSINESS STRATEGY AND ACQUISITIONS. The Company's ability to effect its business plan depends on its ability to raise funds to consummate acquisitions and provide necessary working capital. The Company's future growth through acquisitions will require substantial capital expenditures. While the Company evaluates business opportunities on a regular basis, there can be no assurance that the Company will be successful in identifying any additional acquisitions or will have sufficient financial resources with which to make additional acquisitions. In the event that the Company is unable to obtain cash in order to effect additional acquisitions, the Company may issue additional shares, and further dilution to shareholders may result. In addition, many companies compete with the Company for acquisitions. Many of these competitors have greater financial resources than the Company. As the Company effects acquisitions and expands its operations, it will be subject to all of the risks inherent in an expanding business, including integrating financial reporting, establishing satisfactory budgetary and other financial controls, funding increased capital needs and overhead expenses, obtaining management personnel required for expanded operations, and funding cash flow shortages that may occur if anticipated sales and revenues are not realized or are delayed, whether by general economic or market conditions.

         At June 30, 1997, the Company had working capital of $6,188,019, long-term debt of $7,852,716, shareholders' equity of $28,992,080 and availability of $2,020,748 under its credit facilities with Comerica Bank - Texas. The credit facilities are secured by substantially all the assets of the Company. On a pro forma basis, assuming that the Bolt Acquisition had taken place and the proceeds of the Offer were used to repay a portion of the Demand Note and Term Note, at June 30, 1997 the Company would have had working capital of $15,295,000, long-term debt of $9,812,000, shareholders' equity of $41,392,000 and availability of $11,139,000 under its credit facilities. The Company anticipates that its operating cash needs for fiscal 1997 can be met with cash generated from operations and borrowings under its credit facilities with Comerica Bank-Texas. Any future acquisition of companies in connection with the Company's acquisition strategy will require additional financing, which likely would include a combination of debt and equity financing. There can be no assurance that the Company will be able to obtain such financing on terms acceptable to it, if at all.

         COMPETITION. The industries in which the Company and its subsidiaries operate are highly competitive. Many of these competitors have greater financial and other resources than the Company. Competitive factors for the Company's subsidiaries include price sensitivity and customer service. The industries in which the Company's subsidiaries operate are highly fragmented and dominated by privately-owned businesses. Management's marketing strategy is to institute centralized inventory controls, reduce personnel costs and achieve greater buying power through expansion. Management believes that these strategies will allow the Company and its subsidiaries to be more competitive. However, there can be no assurance that the Company will be able to successfully compete against presently known or future competitors.

         FOREIGN SUPPLIERS. Certain of the Company's subsidiaries purchase products from United States manufacturing companies operating abroad and from foreign manufacturers. Accordingly, the Company is subject to the risks of doing business abroad, including fluctuations in currency exchange rates, changes in import duties or quotas, transportation costs, labor disputes and strikes. The occurrence of any one or more of the foregoing events could materially adversely affect the Company's product supply. All payables are settled in U.S. dollars.

         DEPENDENCE ON KEY PERSONNEL. The success of the Company is dependent on, among other things, the services of Robert E. Cone, President and Chief Executive Officer, James H. Brock, Jr., President - Energy Products and Services Division and Thomas C. Landreth, President - Fastener Manufacturing and Sales Division. The Company has entered into employment agreements with Messrs. Cone, Brock and Landreth. The loss of the services of any of these officers, for any reason, may have a material adverse effect on the business and prospects of the Company.

         VOTING CONTROL BY CERTAIN SHAREHOLDERS. Directors, officers and affiliates of the Company own approximately 25% of the Company's outstanding shares and are therefore able to influence the election of a majority of the Company's Board of Directors and to influence the conduct of the business and affairs of the Company. After the Offer is consummated (assuming the exercise of all of the Class B Warrants), such officers, directors and affiliates will own approximately 21% of the Company's then outstanding shares, and will continue to have the ability to influence the conduct of the business and affairs of the Company.

         LACK OF CONTRACTUAL SUPPLY AGREEMENTS. The Company's subsidiaries purchase products from various sources of supply. The Company does not maintain firm contractual agreements with any of its suppliers with respect to the product purchases. Instead, the Company purchases its products from suppliers on the most favorable terms that can be negotiated. Since product purchases are negotiated on a continuing basis, the Company's supply stream may not be as reliable as if it were negotiated pursuant to a long-term contract. The Company's inability to obtain sufficient product from its suppliers would have a material adverse effect on its business and operations.

         DIVIDENDS NOT LIKELY. The Company has never paid cash dividends on its Common Stock and does not anticipate paying cash dividends for the foreseeable future. It is anticipated that any earnings that may be generated from the Company's operations will be used to finance the Company's growth. SEE "Dividend Policy."

         FUTURE SALES OF COMMON STOCK. Of the Company's currently outstanding 6,459,368 shares, 1,598,922 are "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act ("Restricted Shares"). All of the Restricted Shares are currently eligible for public sale in accordance with the requirements of Rule 144. The remaining 4,860,446 shares are freely tradeable without restrictions or further registration under the Securities Act, except for shares held by "affiliates" of the Company, which will be subject to resale limitations of Rule 144. In addition, the Company has filed registration statements on Form S-3 under the Securities Act relating to 722,482 shares of Common Stock issued or issuable upon the exercise of warrants and offered by certain selling securityholders. Such shares of Common Stock are (or if not issued, will be when issued) freely tradeable without restriction or further registration under the Securities Act, except for shares held by "affiliates" of the Company, which shares will be subject to the resale limitations of Rule 144. The Company has also filed a registration statement under the Securities Act to register the shares of Common Stock issuable under its stock option plans. Shares issued under such plans, other than shares issued to affiliates of the Company, will be freely tradeable in the public market.

         The Company is unable to predict the effect that sales made under Rule 144 or otherwise may have on the then-prevailing market price of the Common Stock. The issuance of a significant number of additional securities, or even the possibility thereof, could depress the market price of such securities.

         POSSIBLE INABILITY TO EXERCISE CLASS C AND CLASS D WARRANTS. The Class C or Class D Warrants to be issued in the Offer may not be exercised unless at the time of exercise there is a current prospectus under an effective registration statement covering shares of Common Stock issuable upon exercise of such warrants and such shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder. The Company will use its best efforts to have a current registration statement in effect and to have all such shares so registered or qualified at any time when the holders thereof may exercise their warrants. While it is the Company's intention to do so, there is no assurance that it will be able to do so.

         POTENTIAL ADVERSE EFFECT OF REDEMPTION OF CLASS C AND CLASS D WARRANTS. The Class C and Class D Warrants to be issued in the Offer may be redeemed by the Company at any time prior to their expiration, at a price of $.05 per warrant upon at least 30 days notice if the closing bid price of the Common Stock has equaled or exceeded $20.00 and $25.00 per share, respectively, for a period of 20 consecutive trading days. Redemption of the warrants could force the holders to exercise the warrants and pay the exercise price at a time when it may be disadvantageous for the holders to do so, to sell the warrants at the then-current market price when they might otherwise wish to hold the warrants, or to accept the redemption price, which is likely to be substantially less than the market value of the warrants at the time of redemption.

         ADVERSE EFFECT OF OFFER ON NON-EXERCISING CLASS B WARRANTHOLDERS. The effect of the Offer on non-exercising Class B Warrantholders will be significant. First, the Class B Warrants are exercisable through and including January 14, 1999, after which date they expire. In addition, prior to their expiration, to the extent that the Offer is accepted and Class B Warrants are exercised, the trading market for unexercised Class B Warrants will become more limited, and their price is likely to be adversely affected. The Class B warrants may be redeemed by the Company at $.05 per warrant, on not less than 30 days' written notice, if the closing price of the Common Stock for a period of 20 consecutive trading days equals or exceeds $12.00 per share. As of October 10, 1997, the closing price of Common Stock had equaled or exceed, $12.00 per share for 20 consecutive trading days. Therefore, the Class B warrants may be redeemed by the Company at any time upon not less than 30 days written notice.

         ANTI-TAKEOVER EFFECT. The provisions of the Amended and Restated Articles of Incorporation ("Amended Articles") may be deemed to have an anti-takeover effect or may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in such shareholder's best interest, including those attempts that might result in a premium over the market price for the shares held by a shareholder. Pursuant to the Amended Articles, the Board of Directors may, by resolution, establish one or more series of preferred stock, having such number of shares, designation, relative voting rights, dividend rates, liquidation or other rights, preferences and limitations as may be fixed by the Board of Directors without any further shareholder approval. Such rights, preferences, privileges and limitations as may be established could have the effect of impeding or discouraging the acquisition of control of the Company.

          LIMITATION OF DIRECTOR LIABILITY. Texas law authorizes a Texas corporation to eliminate or limit the personal liability of a director to the Company and its shareholders for monetary damages for breach of certain fiduciary duties as a director. The Company believes that such a provision is beneficial in attracting and retaining qualified directors, and accordingly, its Amended Articles include a provision eliminating a director's liability for monetary damages for any breach of fiduciary duty as a director, except in certain specified instances. The foregoing provision of the Amended Articles may reduce the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from bringing a lawsuit against directors for breaches of their fiduciary duties, even though such an action, if successful, might otherwise have benefitted the Company and its shareholders.

         GOVERNMENTAL REGULATION. The Company's business is affected by governmental regulations relating to its industry segments in general, as well as environmental and safety regulations that have specific application to the Company's business. While the Company is not aware of any proposed or pending legislation, there can be no assurance that future legislation will not have an adverse effect on the Company's business or competitive position. The Company believes that it disposes of environmentally sensitive materials in accordance with present rules and regulations. In the event the Company is required to adopt additional environmental measures, the cost may be substantial.


                                    THE OFFER

TERMS OF THE OFFER

         The Company hereby offers to the holders of its issued and outstanding Class B Warrants the opportunity to exchange each Class B Warrant and $10.00 cash for one share of the Company's Common Stock, $.01 par value, one Class C Warrant and one Class D Warrant beginning on the date hereof and ending at 5:00 p.m., New York City time, on December __, 1997 (the "Expiration Date") unless extended, subject to the terms and conditions set forth herein. The Offer applies to all of the outstanding Class B Warrants, and the Company's obligation to consummate the Offer is not subject to the exercise of any minimum number of Class B Warrants.

         In accordance with this Offer, the Company will issue Common Stock, Class C Warrants and Class D Warrants for Class B Warrants effectively exercised, and not withdrawn, on the Expiration Date or as soon as practicable after such Expiration Date, subject to certain conditions set forth herein. SEE "Conditions of the Offer" below.

         AN EXCHANGING WARRANTHOLDER WHO TENDERS CLASS B WARRANTS AND PAYS TEN DOLLARS ($10.00) PER CLASS B WARRANT WILL RECEIVE FOR EACH CLASS B WARRANT TENDERED ONE SHARE OF COMMON STOCK, ONE CLASS C WARRANT AND ONE CLASS D WARRANT.

         EACH CLASS C WARRANT TO BE ISSUED WILL ENTITLE THE HOLDER THEREOF TO PURCHASE ONE SHARE OF THE COMPANY'S COMMON STOCK AT A PURCHASE PRICE OF $15.00 THROUGH AND INCLUDING JANUARY 14, 2000. THE TERMS OF CURRENTLY OUTSTANDING CLASS C WARRANTS, WHICH ARE EXERCISABLE THROUGH AND INCLUDING JANUARY 14, 1999, WILL AFTER THE EXPIRATION DATE, AUTOMATICALLY BE EXTENDED TO JANUARY 14, 2000. EACH CLASS D WARRANT TO BE ISSUED WILL ENTITLE THE HOLDER TO PURCHASE ONE SHARE OF THE COMPANY'S COMMON STOCK AT AN EXERCISE PRICE OF $22.50 PER SHARE THROUGH AND INCLUDING JANUARY 14, 2000. THE COMPANY MAY REDEEM THE CLASS C AND CLASS D WARRANTS AT $.05 PER WARRANT UPON 30 DAYS PRIOR WRITTEN NOTICE IF THE CLOSING BID PRICE OF THE COMPANY'S COMMON STOCK

EQUALS OR EXCEEDS $20.00 AND $25.00, RESPECTIVELY, FOR 20 CONSECUTIVE TRADING DAYS. THE EXERCISE PRICES OF THE CLASS C AND CLASS D WARRANTS WERE ARBITRARILY DETERMINED BY THE COMPANY'S BOARD OF DIRECTORS AND ARE NOT NECESSARILY RELATED TO THE COMPANY'S ASSETS, EARNINGS, BOOK VALUE OR OTHER GENERALLY ACCEPTED CRITERIA OF VALUE.

         If a holder of Class B Warrants does not want to tender his Class B Warrants pursuant to the terms of this Offer, he may exercise such Class B Warrants under the present terms of the Class B Warrants. Each Class B Warrant entitles the registered holder to purchase one share of Common Stock at an exercise price of $10.00 per share through and including January 14, 1999.

EXPIRATION DATE; EXTENSIONS

         Subject to the terms and conditions as set forth herein, the Company will accept all Class B Warrants tendered under the terms of this Offer which are not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. The Company at its sole option may extend this Offer for an additional period of time by giving written notification of such extension to the Exchange Agent. In addition, the Company may at its election cause notice of any extension of the Offer to be published in the "New York Times," the "Wall Street Journal" or any other newspaper selected by the Company.

         The Company has no present intention to extend this Offer beyond the Expiration Date. If, however, the Company does extend this Offer beyond such date, the Company intends that such extension will not exceed an additional 10 business days. Any extension or expiration of the Offer will be followed as soon as practicable, but in no event later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, by public announcement thereof, and any amendment of the Offer will be followed as soon as practicable by public announcement. Without limiting the manner by which the Company may choose to make such public announcement, the Company shall not, unless otherwise required by law, have any obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

         If the Company decides to waive, modify or amend a material provision of the Offer, it may do so at any time, provided that it gives notice thereof in the manner specified above and extends such Offer to the extent required by the Exchange Act. With respect to an increase or decrease in the percentage of the class of securities being tendered for or a change in the consideration offered, Rule 13e-4(f)(1) of the Exchange Act generally requires that a tender offer remain open for at least 10 business days from the date the notice of such change is first published or sent or given to security holders. The minimum period during which an offer must remain open following other material changes in the terms of the offer will depend on the facts and circumstances, including the relative materiality of the change in the terms of information concerning the Offer. Any amendment to the Offer will apply to all Class B Warrants exercised pursuant thereto, regardless of when or in what order the Class B Warrants are exercised.

PROCEDURE FOR TENDERING CLASS B WARRANTS

         To accept the Offer and tender the Class B Warrants, the accompanying Letter of Transmittal ("Letter of Transmittal") must be completed and executed as indicated thereon and the Letter of Transmittal and the Class B Warrants must be accompanied by payment of the aggregate Warrant Exercise Price by certified or official bank check made payable to Industrial Holdings, Inc. or by wire transfer to the Exchange Agent for the benefit of the Company, together with any other required documents. The foregoing materials must be delivered to and received by the Exchange Agent at one of its addresses set forth on the back cover of this Offering Circular-Prospectus on or before the Expiration Date. However, in lieu of the foregoing, a Warrantholder may either (i) exercise the Class B Warrants pursuant to the procedure for book-entry exercise set forth below (and a confirmation of such book-entry exercise must be received by the Exchange Agent on or before the Expiration Date) or (ii) comply with the guaranteed delivery procedure set forth below. The beneficial holders of Class B Warrants that are held by or registered in the name of a broker, dealer, commercial bank, trust Company or other nominee or custodian are urged to contact such entity promptly if they wish to accept the Offer. LETTERS OF TRANSMITTAL, PAYMENT OF THE AGGREGATE EXERCISE PRICE AND CLASS B WARRANTS SHOULD NOT BE SENT TO THE COMPANY.

         THE METHOD OF DELIVERY OF LETTERS OF TRANSMITTAL, CLASS B WARRANTS, THE AGGREGATE WARRANT EXERCISE PRICE AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER, BUT IF SUCH DELIVERY IS BY MAIL, IT IS SUGGESTED THAT THE HOLDER USE PROPERLY INSURED, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, AND THAT THE MAILING BE MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO PERMIT DELIVERY TO THE EXCHANGE AGENT ON OR PRIOR TO THE EXPIRATION DATE.

         Within two business days after the date hereof, the Exchange Agent will establish accounts with respect to the Class B Warrants at each of The Depository Trust Company and Philadelphia Depository Trust Company (each a "Book-Entry Transfer Facility" and collectively referred to as "Book-Entry Transfer Facilities") for purposes of the Offer. Any financial institution that is a participant in a Book-Entry Transfer Facility's system may make book-entry delivery of Class B Warrants by causing the Book-Entry Transfer Facility to transfer the same into the Exchange Agent's account at such Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedure for such transfer and to confirm such transfer to the Exchange Agent in writing. Although delivery of the Class B Warrants may be effected through book-entry transfer, either (i) a properly completed Letter of Transmittal (or facsimile thereof) executed by the holder of record, together with the proper signature guarantees, and the certified or official bank check made payable to Industrial Holdings, Inc. or a wire transfer for the benefit of the Company, together with all other documents required, must be transmitted to and received by the Exchange Agent at one of its addresses set forth on the back cover page of this Offering Circular-Prospectus on or before the Expiration Date or (ii) the guaranteed delivery procedure set forth below must be complied with. Delivery of documents to a Book- Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedure does not constitute delivery to the Exchange Agent.

         Except as otherwise provided below, each signature on the Letter of Transmittal, Class B Warrant certificate or instrument of transfer must be guaranteed by a firm or other entity that is a member in good standing of the Security Transfer Agent's Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchange Medallion Program (singularly, an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed (i) if the Letter of Transmittal is signed by the registered holder of the Class B Warrants tendered and the holder has not completed the box titled "Special Payment Instructions" or "Special Issuance Instructions" on the Letters of Transmittal; or (ii) if such Class B Warrants are tendered for the account of an Eligible Institution.

         If the certificates for Class B Warrants are registered in the name of a person other than the person exercising such Class B Warrants, or if Class B Warrants that are not accepted for exercise pursuant to the Offer are to be returned to a person other than the registered owner, then the certificates for such Class B Warrants must be endorsed or accompanied by an appropriate instrument of transfer, signed exactly as the name of the registered owner appears on the certificates, with the signatures on the certificates or instruments of transfer guaranteed by an Eligible Institution.

         The issuance of Common Stock in exchange for Class B Warrants exercised pursuant to the Offer will be made only after timely receipt by the Exchange Agent of the Letters of Transmittal and certificates for such Class B Warrants (or a confirmation of a book-entry transfer of such Class B Warrants into the Exchange Agent's account at one of the Book-Entry Transfer Facilities as described above) and the certified or official bank check or the wire transfer, together with all other documents required. If less than the number of Class B Warrants evidenced by a submitted certificate are to be exercised, the exercising Warrantholder should indicate on the Letter of Transmittal the number of Class B Warrants being exercised. The number of Class B Warrants represented by the certificates for Class B Warrants delivered to the Exchange Agent and accompanied by a Letter of Transmittal and the aggregate Warrant Exercise Price will be deemed to have been exercised.

         All questions as to the validity, form, eligibility (including time of receipt) and acceptance of the Class B Warrants or payments of the aggregate Warrant Exercise Price tendered will be determined by the Company, which determination shall be final and binding. The Company reserves the absolute right to reject any or all tenders of any particular Class B Warrants and payments of the aggregate Warrant Exercise Price not properly tendered or the acceptance of which would, in the opinion of the Company, be unlawful. The Company also reserves the right to waive any irregularities or conditions of tender as to any particular Class B Warrants, and the Company's interpretation of the terms and conditions of this Offer (including the instructions and Letter of Transmittal) shall be final and binding. Any irregularities in connection with the tenders, unless waived, must be cured within such time as the Company shall determine, which time may be extended beyond the Expiration Date. Neither the Company nor the Exchange Agent shall be under any duty to give notification of defects in such tenders or incur any liability for failure to give such notification. Tenders of the Class B Warrants and payments of the aggregate Warrant Exercise Price received by the Exchange Agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned (without interest on the cash payment or deduction therefrom) by the Exchange Agent to the appropriate Warrantholder as soon as practicable.

GUARANTEED DELIVERY PROCEDURE

         If a holder of Class B Warrants desires to exercise such Class B Warrants pursuant to the Offer but is unable either to (i) deliver his certificates, the certified or official bank check or the wire transfer and all other required documents to the Exchange Agent on or before the Expiration Date or (ii) comply with the procedure for book-entry exercise on a timely basis, such Class B Warrants may nevertheless be exercised pursuant to the Offer, provided that all of the following conditions are satisfied:

         (i) such exercises are made by or through an Eligible Institution;

         (ii) prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery (by telegram, telex, facsimile transmission, mail or hand delivery) setting forth the name and address of the Warrantholder and the number of Class B Warrants exercised, stating that the exercise is being made thereby and guaranteeing that within three trading days after the Expiration Date, the Class B Warrants and the certified or official bank check or the wire transfer, together with all other documents required, will be deposited by the Eligible Institution with the Exchange Agent; and

         (iii) the certificates for all exercised Class B Warrants in proper form for transfer (or a written confirmation of book-entry transfer into the Exchange Agent's account at a Book- Entry Transfer Facility as described above), a properly completed and duly executed Letter of Transmittal and the certified or official bank check or the wire transfer, together with all other documents required, are received by the Exchange Agent within three trading days after the Expiration Date.

WITHDRAWAL RIGHTS

         Any exercise of Class B Warrants pursuant to the Offer may be withdrawn subject to the procedures described below, at any time prior to the Expiration Date. Thereafter, such exercises are irrevocable, except that they may be withdrawn after January __, 1998 unless theretofore accepted for exercise as provided in this Offering Circular-Prospectus. If the Company extends the period of time during which the Offer is open, is delayed in its acceptance of the Class B Warrants for exercise or is unable to accept the Class B Warrants for exercise for any reason, then, without prejudice to the Company's rights under the Offer, the Exchange Agent may, on behalf of the Company, retain all Class B Warrants exercised, and such Class B Warrants may not be withdrawn except as provided herein, subject to Rule 13E-4(f)(5) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which provides that the person making an issuer exchange offer shall either pay the consideration offered or return tendered securities, promptly after the termination or withdrawal of the Offer.

         For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must (i) be timely received by the Exchange Agent at one of its addresses on the back cover of this Offering Circular-Prospectus before the Exchange Agent receives notice of acceptance by the Company of the Class B Warrants, (ii) set forth the name of the tendering Warrantholder, (iii) if the Class B Warrants have been deposited with or otherwise identified to the Exchange Agent, contain the description of the Class B Warrants to be withdrawn and indicate the certificate numbers shown on the certificates evidencing such Class B Warrants (except in the case of book-entry exercise), and (iv) be executed by the Warrantholder in the same manner as the original Class B Warrant certificate tendered or be accompanied by evidence satisfactory to the Company that the person withdrawing the exercise pursuant to this Offer has succeeded to the beneficial ownership of the Class B Warrants. In the case of Class B Warrants tendered by book-entry transfer, a notice of withdrawal must specify, in lieu of certificate numbers, the name and number of the account at one of the Book-Entry Transfer Facilities to be credited with the withdrawn Class B Warrants. All questions as to the validity (including the time of receipt) of notices of withdrawal will be determined by the Company, whose determination shall be final and binding. Class B Warrants and payments withdrawn in the manner specified above will not be considered to have been duly tendered. However, withdrawn Class B Warrants may be re-exercised at any time prior to the Expiration Date.

         No interest shall be paid on any amount returned to a Warrantholder pursuant to a proper withdrawal or otherwise, regardless of any delay in the Offer.

ACCEPTANCE OF CLASS B WARRANTS; DELIVERY OF COMMON STOCK, CLASS C WARRANTS AND CLASS D WARRANTS

         Upon the terms and subject to the conditions of this Offer, Class B Warrants tendered for exercise and not properly withdrawn will be accepted for exercise on the Expiration Date. For purposes of this Offer, the Company will be deemed to have accepted for exercise properly tendered Class B Warrants when, as and if the Company has given oral or written notice thereof to the Exchange Agent. All exercising warrantholders will be deemed to have waived any right to receive notice of the acceptance of their Class B Warrants.

         The Exchange Agent will act as agent for the exercising holders of Class B Warrants for the purposes of receiving from the Company the Common Stock, Class C Warrants and Class D Warrants and Class B Warrants not accepted for exercise and transmitting such securities to the holders. Tendered Class B Warrants not accepted for exercise by the Company will be returned (or, in the case of Class B Warrants exercised by book-entry transfer through a Book-Entry Transfer Facility, will be credited to an account maintained with such Book-Entry Transfer Facility) without expense to the exercising holders as promptly as practicable following the Expiration Date.

         If the Company extends the period during which the Offer is open, is delayed in its acceptance for exercise or is unable to accept for exercise any Class B Warrants pursuant to the Offer for any reason, then, without prejudice to the Company's rights hereunder, the Exchange Agent, at the request of the Company, may nevertheless retain Class B Warrants exercised together with any certified or official bank check or wire transfer and any other required documents subject to the withdrawal rights of holders thereof as set forth herein and applicable securities laws.

         Delivery of the Common Stock, Class C Warrants and Class D Warrants in exchange for Class B Warrants and payments validly tendered and accepted by the Company will be made as soon as practicable after the Expiration Date. All deliveries will be made through the Exchange Agent.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         The following summary is a general discussion of certain of the anticipated federal income tax consequences of the acceptance of the Offer. No discussion is included regarding any applicable state, local or foreign tax laws.

         This summary is limited to Warrantholders who hold the Class B Warrants as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). The tax consequences to any particular Warrantholder may be affected by matters not discussed below. In addition, the Company has not sought a ruling from the Internal Revenue Service or an opinion of counsel with respect to such tax consequences. Accordingly, each Warrantholder is advised to consult with his or her own tax advisor regarding the tax consequences of holding or exercising the Class B Warrants.

         ACCEPTANCE OF THE OFFER. It is possible that the acceptance of the Offer would require the recognition of income by a Warrantholder, as the Class C and Class D Warrants received by any Warrantholder accepting the Offer constitute new and independent value (in the form of an inducement to exercise the Class B Warrants), which is in addition to the original rights granted under the Class B Warrants. Thus, those Warrantholders who accept the Offer may recognize income to the extent of the extra value received, measured by the fair market value of the Class C and D Warrants. The character of the income will be either capital gain realized from the exchange of a Class B Warrant for Common Stock and the Class C and Class D Warrant or ordinary income in the form of a taxable receipt of intangible property. Each Warrantholder who exercises his Class B Warrants pursuant to this Offer will have an adjusted basis in the Common Stock received equal to the aggregate Warrant Exercise Price paid, plus basis of the Class B Warrants and Class C and Class D Warrants received equal to the amount of income reported on receipt thereof.

         EXERCISE OF THE CLASS C AND CLASS D WARRANTS. If a Warrantholder who accepts the Offer reports income upon the receipt of the Class C and Class D Warrants based upon their fair market value, he will not report income to that extent when he subsequently exercises the Warrants. The character of the income will depend upon whether the Class C and Class D Warrants are properly considered to have been received in a capital transaction (which would result in capital gain) or are characterized as intangible property (which would result in ordinary income), as discussed above. The adjusted tax basis of the Common Stock received in exchange for the Class C and Class D Warrants would be equal to the amount reported as income (whether upon acceptance of the Offer or later) plus the amount paid upon exercise of the Class C and Class D Warrants. The holding period for the Class C and D Warrants will begin on the date this Offer is consummated.

         TAX CONSEQUENCES TO THE COMPANY. No gain or loss will be recognized to the Company as a result of the Offer or the acceptance of the Offer by the Warrantholders.

         Pursuant to Section 382 of the Code, utilization of net operating loss ("NOL") carryforwards is limited if there has been a change in control of the Company during a specified time period. The Company's issuance of Common Stock in its initial public offering in January 1992 has previously resulted in limitations under Section 382 with respect to the Company's ability to use NOL carryforwards. In addition, the Company issued Common Stock in private offerings in 1996 and 1997. However, the Company has been advised that the exercise of the Class B Warrants under this Offer, when added to the 1996 and 1997 Common Stock issuances, will not create an additional change in control under Section 382 and an additional limitation on the Company's NOL carryforwards.

EFFECT ON NON-EXERCISING CLASS B WARRANTHOLDERS

         THE EFFECT OF THE OFFER ON NON-EXERCISING CLASS B WARRANTHOLDERS WILL BE SIGNIFICANT. FIRST, THE CLASS B WARRANTS WILL EXPIRE AFTER JANUARY 14, 1999. IN ADDITION, PRIOR TO THEIR EXPIRATION, TO THE EXTENT THAT THE OFFER IS ACCEPTED AND CLASS B WARRANTS ARE EXERCISED, THE TRADING MARKET FOR UNEXERCISED CLASS B WARRANTS WILL BECOME MORE LIMITED, AND THEIR PRICE IS LIKELY TO BE ADVERSELY AFFECTED. THE CLASS B WARRANTS MAY BE REDEEMED BY THE COMPANY AT $.05 PER WARRANT, ON NOT LESS THAN 30 DAYS' WRITTEN NOTICE, IF THE CLOSING PRICE OF THE COMMON STOCK FOR A PERIOD OF 20 CONSECUTIVE TRADING DAYS EQUALS OR EXCEEDS $12.00 PER SHARE. AS OF OCTOBER 10, 1997, THE CLOSING PRICE OF COMMON STOCK HAD EQUALED OR EXCEEDED $12.00 PER SHARE FOR 20 CONSECUTIVE TRADING DAYS. THEREFORE, THE CLASS B WARRANTS MAY BE REDEEMED BY THE COMPANY AT ANY TIME UPON NOT LESS THAN 30 DAYS WRITTEN NOTICE.

CONDITIONS OF THE OFFER

         Notwithstanding any other provision of the Offer, the Company may cancel, modify or terminate the Offer and is not required to accept for exercise any Class B Warrants pursuant to the Offer if prior to the Expiration Date:

                  (i) there shall be pending, instituted or threatened any legal action or administrative proceeding before any court or governmental agency, by any governmental agency or any other person, prohibiting, restricting or delaying the Offer;

                  (ii) any statute, rule or regulation shall have been enacted, or any action shall have been taken by any governmental authority, which would prohibit or materially restrict or delay consummation of the Offer; or

                  (iii) there shall have occurred (and the adverse effect of such occurrence will be continuing): (a) any general suspension of, or limitation on prices for trading on, the Nasdaq National Market or in the other over-the-counter markets; (b) a declaration of a banking moratorium by United States or New York authorities; or (c) a commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States of America which would reasonably be expected to affect materially and adversely (or to delay materially) the consummation of the Offer.

         If the Company terminates the Offer pursuant to any of the conditions set forth above, the Exchange Agent will promptly return the applicable Class B Warrants and funds for the aggregate Warrant Exercise Price to the holders thereof.

         The Company reserves the absolute right to waive satisfaction of any conditions and compliance with any terms of the Offer. The Company further reserves the absolute right to reject any and all exercises not in proper form. On the Expiration Date, the Company will accept any and all Class B Warrants which are properly exercised, subject to the conditions stated herein.

LISTING OF THE CLASS D WARRANTS

         The Company has applied for listing of the Class D Warrants on the Nasdaq National Market. However, even if initially listed, there can be no assurance that the Class D Warrants will meet the requirements for continued inclusion and continue to be listed on the Nasdaq National Market. Failure to continue to be listed may adversely affect the market value and liquidity of the Class D Warrants.

POSITION OF THE BOARD OF DIRECTORS

         The Board of Directors of the Company believes the Company will benefit from the receipt of net cash proceeds of up to $12,400,000 received pursuant to this Offer and the possible receipt of additional financing in the future from the exercise of the Class C Warrants and subsequently from the Class D Warrants of up to $56,369,235 in the aggregate. However, the Board of Directors is not making any recommendations to the holders of the Class B Warrants as to whether they should exchange or refrain from exchanging any or all of their Class B Warrants. Each Warrantholder must make his or her own decision as to whether to exchange all or any portion of the Class B Warrants owned.

PAYMENT OF FEES AND EXPENSES

         The Company has agreed to pay the Exchange Agent a fee of $7,500 to act in such capacity reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. The Company will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Offering Circular-Prospectus and related documents to the beneficial owners of the Class B Warrants, and in handling or forwarding tenders for their customers. However, the Company will not make any other payments to brokers, dealers or others soliciting tenders of Class B Warrants. Employees of the Company may solicit tenders of Class B Warrants, for which they will receive no additional compensation.

MUTILATED, LOST, STOLEN OR DESTROYED CERTIFICATES

         Any Warrantholder whose Class B Warrant certificates have been mutilated, lost, stolen or destroyed should contact the Company at its address set forth below for further information.

REQUESTS FOR ASSISTANCE

         Requests for additional copies of this Offering Circular-Prospectus or the Letter of Transmittal or assistance in completing an exchange should be made by calling Christine A Smith, Vice-President of the Company, at (713) 747-1025, or by mail to the Company as follows:


                            Industrial Holdings, Inc.
                                  7135 Ardmore
                              Houston, Texas 77054

                                 USE OF PROCEEDS

         The Company estimates that the net proceeds from the exercise of the Class B Warrants assuming the exercise of all outstanding Class B Warrants (after deducting the estimated expenses of the Offer payable by the Company) will be $12,400,000.

          In September 1997, the Company signed a Letter of Intent regarding the Bolt Acquisition. While there is no assurance that the Bolt Acquisition will occur, the Company anticipates that the closing will occur in the fourth quarter of 1997. The Company presently anticipates that the purchase price will be funded through an increase in the Demand Note to be secured by the inventory and receivables of the Company and a Term Note secured by the equipment of the Company. The Company anticipates that it will use the estimated $12,400,000 net proceeds from the exercise of the Class B Warrants to repay the Demand Note and Term Note.

                    PRICE RANGE OF COMMON STOCK AND WARRANTS

         The Common Stock, Class B Warrants and Class C Warrants are traded on the Nasdaq National Market under the symbols "IHII," "IHIZ" and "IHIIL," respectively. The following table sets forth the high and low closing sales prices of the Common Stock, Class B Warrants and Class C Warrants for the periods indicated below:

                  Common Stock       Class B Warrant     Class C Warrant
                   Price Range         Price Range         Price Range
                ------------------  ------------------  ------------------
                  High      Low       High      Low       High      Low
                --------  --------  --------  --------  --------  --------
1995
First Quarter   $   4.00  $   3.25  $   0.22  $   0.13
Second Quarter      3.63      2.88      0.34      0.19
Third Quarter       4.75      3.00      0.38      0.19
Fourth Quarter      4.38      3.31      0.38      0.28
1996
First Quarter   $   6.75  $   3.75  $   0.53  $   0.31
Second Quarter     10.50      6.50      2.13      0.53
Third Quarter      10.13      7.00      3.25      1.50
Fourth Quarter     11.25      9.25      3.25      2.38  $   1.50  $    .75
1997
First Quarter   $  14.00  $  10.63  $   4.50  $   3.25  $   1.88  $   1.13
Second Quarter     11.25      9.88      3.94      2.88      1.63      1.06
Third Quarter      15.88     10.88      9.00      3.63      3.50      1.50


         All of the foregoing prices reflect interdealer quotations, without retail mark-up, mark-downs or commissions and may not necessarily represent actual transactions in the Common Stock, Class B Warrants or Class C Warrants.

         On October 10, 1997, the last reported sales prices of the Common Stock, Class B Warrants and Class C Warrants as quoted by the Nasdaq National Market, were $15.81, $8.63, and $3.25 per share or warrant, respectively. On October 10, 1997 there were approximately 160, 80 and 43 record holders of the Common Stock, Class B Warrants and Class C Warrants, respectively.

                                 DIVIDEND POLICY

         The Company has never paid dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. The Company presently intends to retain future earnings to support the Company's operations and growth. Any payment of cash dividends in the future will be dependent on the amount of funds legally available therefor, the Company's earnings, financial condition, capital requirements and other factors that the Board of Directors may deem relevant.

                   INDUSTRIAL HOLDINGS, INC. AND SUBSIDIARIES
                        PRO FORMA CONDENSED CONSOLIDATED
                        FINANCIAL STATEMENTS (UNAUDITED)

         The following unaudited pro forma financial statements give effect to the planned acquisition by the Company of Bolt Manufacturing Co., Inc. ("Bolt") in a transaction to be accounted for as a purchase which is expected to close in the fourth quarter of 1997. The allocation of purchase price is based on preliminary information currently available and will be revised as necessary prior to the issuance of the fiscal 1997 financial statements. The estimated purchase price is subject to adjustment based on the actual 1997 earnings of Bolt through the closing date, the final determination of certain tax liabilities, differences between the estimated and actual costs of professional fees, and adjustments to certain other accruals. The following unaudited pro forma financial statements also give effect to the completion of the Offer and the exercise of 1,254,414 Class B Warrants, the issuance of 1,254,414 shares of Common Stock and the application of the net proceeds therefrom.

         The unaudited pro forma condensed consolidated balance sheet is based on the June 30, 1997 balance sheets of the Company and Bolt, included in the financial statements of the Company incorporated by reference and the financial statements of Bolt appearing elsewhere in this Offering Circular-Prospectus, and has been prepared to reflect the acquisition of Bolt as if the acquisition had been consummated at June 30, 1997. The acquisition of Lone Star and MVS were completed the first quarter of 1997 and their balance sheets as of June 30, 1997 are included in that of the Company.

         The unaudited pro forma condensed consolidated statements of operations are based on the income statements of the Company, American, Lone Star and MVS incorporated by reference in this Offering Circular-Prospectus and Bolt appearing elsewhere in this Offering Circular-Prospectus as if the acquisitions had occurred at the beginning of the period presented. Such unaudited pro forma condensed consolidated financial statements combine (i) the audited operating results for the Company for the year ended December 31, 1996 and the unaudited operating results for the six months ended June 30, 1997 (ii) the audited operating results of MVS for the year ending December 31, 1996 and the unaudited results of operations for the two-months ended February 28, 1997; (iii) the audited operating results of Lone Star for the year ended December 31, 1996;
(iv) the unaudited operating results of American for the period from January 1, 1996 through September 30, 1996; and (v) the audited operating results of Bolt for the year ended December 31, 1996 and the unaudited operating results for the six months ended June 30, 1997. The results of operations for the one month ended January 31, 1997 for Lone Star and one month ended October 31, 1996 for American have not been presented based upon management's belief that such would not be significant to the pro forma statements of operations.

         The Company acquired MVS on March 1, 1997, Lone Star on February 1, 1997 and American on November 1, 1996 and the operating results subsequent to the date of acquisition are reflected in the Company's historical information for the periods presented.

         The pro forma financial information does not purport to be indicative either of the results of operations that would have occurred had the purchase been made at the beginning of the periods presented or future results of operations of the combined companies. These unaudited pro forma financial statements should be read in conjunction with the historical financial statements and notes thereto of the Company, American, Lone Star and MVS incorporated by reference in this Offering Circular-Prospectus, and Bolt included elsewhere in this Offering Circular-Prospectus.

                   INDUSTRIAL HOLDINGS, INC. AND SUBSIDIARIES
           PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
                                  JUNE 30, 1997
                                 (000'S OMITTED)

                                            HISTORICAL        PRO FORMA
                                         ---------------  ------------------
                                                        ADJUSTMENTS
                                           IHI     BOLT  (NOTE 1)    COMBINED
                                         -------  ------  ------     -------
                    ASSETS
Current assets:
      Cash and equivalents ............  $ 1,006  $  267  $ --       $ 1,273
      Accounts receivable-trade .......   10,952     858    --        11,810
      Inventories .....................   12,027     402    --        12,429
      Advances to shareholders ........       84    --      --            84
      Notes receivable, current portion      298    --      --           298
      Other current assets ............      226      96    --           322
                                         -------  ------  ------     -------
              Total current assets ....   24,593   1,623    --        26,216

Property and equipment, net ...........   18,820     377   3,258(a)   22,455
Notes receivable ......................    1,143    --      --         1,143
Other assets ..........................      761    --      --           761
Goodwill, net .........................   12,843    --     1,618(b)   14,461
                                         -------  ------  ------     -------
              Total assets ............  $58,160  $2,000  $4,876     $65,036
                                         =======  ======  ======     =======

                   INDUSTRIAL HOLDINGS, INC. AND SUBSIDIARIES
           PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
                                  JUNE 30, 1997
                                 (000'S OMITTED)

                                               HISTORICAL         PRO FORMA
                                            ---------------  ----------------------
                                                            ADJUSTMENTS
                                              IHI     BOLT   (NOTE 1)      COMBINED
                                            -------  ------  --------      --------
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
      Notes payable ......................  $ 8,293  $ --    $    825 (c)  $   --
                                                               (9,118)(e)
      Accounts payable-trade .............    5,728     104     5,832
      Accrued expenses and other .........    2,658     331        70 (f)     3,059
      Current portion of long-term debt ..    1,725    --         746 (c)     2,030
                                                                 (441)(e)
                                            -------  ------  --------      --------
          Total current liabilities ......   18,404     435    (7,918)       10,921

Long-term debt, less current portion .....    7,853   1,000     4,800 (c)     9,812
                                                               (1,000)(c)
                                                               (2,841)(e)
Deferred compensation payable ............      254    --                       254
Deferred income taxes payable ............    2,657    --                     2,657
                                            -------  ------  --------      --------

              Total liabilities ..........   29,168   1,435    (6,959)       23,644
Shareholders' equity
      Common stock .......................       64      63       (63)(d)        77
                                                                   13 (e)
      Additional paid-in capital .........   26,439    --      12,387 (e)    38,826
      Retained earnings ..................    2,489     502      (502)(d)     2,489
                                            -------  ------  --------      --------
              Total shareholders' equity .   28,992     565    11,835        41,392
                                            -------  ------  --------      --------
Total liabilities and shareholders' equity  $58,160  $2,000  $  4,876      $ 65,036
                                            =======  ======  ========      ========

Note 1 - The pro forma balance sheet reflects the acquisition of Bolt for the estimated purchase price of $5,371,000 subject to certain adjustments based on the actual 1997 earnings of Bolt through the closing date, the final determination of certain tax liabilities, differences between the estimated and actual costs of professional fees and adjustments to certain other accruals; the exercise of 1,254,414 Class B Warrants; the issuance of 1,254,414 shares of Common Stock in connection with the Offer and the application of the net proceeds therefrom. Pro forma adjustments are made to:

a. Adjust the assets and liabilities of Bolt to the estimated fair market values at the acquisition date.

b.       Record goodwill on the purchase of Bolt.

c. Record the drawdown of $825,000 on the Demand Note, Term Note totaling $5,546,000 and the repayment of $1,000,000 note payable assumed in the Bolt Acquisition.

d.       Eliminate the shareholders equity of Bolt.

e. Reflect the repayment of the Demand Note and Term Note incurred in connection with the Bolt Acquisition with the $12,400,000 in net proceeds from the exercise of the 1,254,414 Class B Warrants and the related issuance of 1,254,414 shares of Common Stock. (SEE Note 2)

f.       Record accrued transaction costs.

NOTE 2 - If the balance sheet amounts were adjusted to assume the Offer did not occur, notes payable would increase by $9,118,000 to $9,118,000, long-term debt would increase by $2,841,000 to $12,653,000, working capital would decrease by $9,560,000 to $5,736,000 and shareholders' equity would decrease by $12,400,000 to $28,992,000.

                            INDUSTRIAL HOLDINGS, INC.
      PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
                     FOR THE SIX MONTHS ENDED JUNE 30, 1997
                                 (000'S OMITTED)

                                                                             PRO FORMA
                                                                  ---------------------------------
                                                                  ACQUISITION ADJUSTMENTS
                                           HISTORICAL                     (NOTE 1)
                                  -----------------------------   -----------------------
                                    IHI        MVS       BOLT       MVS        BOLT        COMBINED
                                  --------   --------  --------   --------   --------      --------
Sales ..........................  $ 38,588   $  1,762  $  3,579       --         --        $ 43,929
Cost of sales ..................    28,785      1,293     2,296       --     $     72 (a)    32,446


Gross profit ...................     9,803        469     1,283       --          (72)       11,483
Selling, general and ...........     6,756        152       840       --         (193)(c)     7,613
  administrative
                                      --         --        --           17         41 (a)      --
                                  --------   --------  --------   --------   --------      --------
Income from operations .........     3,047        317       443        (17)        80         3,870

Other income (expense):
   Interest expense ............      (884)      --          (8)      --          255 (d)      (637)
   Interest income .............        86          3         3         (3)        (3)(e)        86
   Other income (expense) ......        29       --        --         --        --               29
                                  --------   --------  --------   --------   --------      --------
    Total other income (expense)      (769)         3        (5)        (3)       252          (522)
                                  --------   --------  --------   --------   --------      --------

Income before income taxes .....     2,278        320       438        (20)       332         3,348

Income tax expense .............       934         82      --           (5)       250(f)      1,261
                                  --------   --------  --------   --------   --------      --------

Net income .....................  $  1,344   $    238  $    438   $    (15)  $     82      $  2,087
                                  ========   ========  ========   ========   ========      ========

Earnings per share (g) .........  $    .21                                                 $    .26
                                  ========                                                 ========

                            INDUSTRIAL HOLDINGS, INC.
      PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                 (000'S OMITTED)

                                                                                                  PRO FORMA
                                                                              --------------------------------------------------
                                                                                     ACQUISITION ADJUSTMENTS
                                                HISTORICAL                                  (NOTE 3)
                              ---------------------------------------------   ------------------------------------
                                IHI       MVS   LONE STAR  AMERICAN  BOLT       MVS    LONE STAR AMERICAN    BOLT       COMBINED
                              --------   ------  --------   ------  -------   -------   -------   -----      -----      --------
Sales ......................  $ 51,423   $6,374  $ 15,474   $6,786  $ 6,452      --        --      --         --        $ 86,509
Cost of sales ..............    40,849    4,366     9,498    5,118    4,422      --     $    26   $ (26)     $ 145(a)     66,533
                                  --       --        --       --       --        --       2,163    --          -- (b)       --
                                  --       --        --       --       --        --        --       (28)       -- (c)       --
                              --------   ------  --------   ------  -------   -------   -------   -----      -----      --------
Gross profit ...............    10,574    2,008     5,976    1,668    2,030      --      (2,189)     54       (145)       19,976

Selling, general and
  administrative ...........     8,002      843     5,587    1,164    1,520      --        (392)   (583)      (246)(c)    14,312
                                  --       --        --       --       --        --      (2,163)   --          -- (b)       --
                                  --       --        --       --       --     $   205       161     133         81(a)       --
                              --------   ------  --------   ------  -------   -------   -------   -----      -----      --------
Income from operations .....     2,572    1,165       389      504      510      (205)      205     504         20         5,664

Other income (expense):
Interest expense ...........    (1,336)    --        (114)    --        (21)     --        (183)   (388)       498(d)     (1,544)
Interest income ............       160        7      --         71        9        (7)     --       (71)        (9)(e)       160
Other income (expense) .....       139        8         1       26       11        (8)       (1)    (26)       (11)(e)       139
                              --------   ------  --------   ------  -------   -------   -------   -----      -----      --------
Total other income (expense)    (1,037)      15      (113)      97       (1)      (15)     (184)   (485)       478        (1,245)
                              --------   ------  --------   ------  -------   -------   -------   -----      -----      --------

Income before income taxes .     1,535    1,180       276      601      509      (220)       21      19        498         4,419

Income tax expense .........       408      439        90      240     --         (12)        7       8        343(f)      1,523
                              --------   ------  --------   ------  -------   -------   -------   -----      -----      --------

Net income .................  $  1,127   $  741  $    186   $  361  $   509   $  (208)  $    14   $  11      $ 155      $  2,896
                              ========   ======  ========   ======  =======   =======   =======   =====      =====      ========

Earnings per share (g)        $    .26                                                                                  $    .43
                              ========                                                                                  ========

Note 3 - The above statements give effect to the following pro forma adjustments necessary to reflect the acquisition and the issuance of debt related to the acquisition of Bolt outlined in Note 1 to the pro forma balance sheet:

a.    Adjust depreciation and amortization expense for changes resulting from
      (i) the increase in acquired property, plant and equipment as a result of the allocation of the purchase price and (ii) amortization of acquired goodwill over 20 years.

b. Reclassify amounts from selling general and administrative expenses to cost of sales to be consistent with the classification used by the Company.

c. Reduce cost of sales and selling, general and administrative expenses for reductions in executive payrolls, elimination of directors fees, reduction in executive benefits, and elimination of expenses related to Florida real estate.

d. Adjust interest expense (i) for Lone Star on $1,700,000 of 8.25% term debt, $1,400,000 Demand Note and 8% $500,000 term note payable to seller;
      (ii) for American on $1,800,000 of 8.25% term debt, $3,712,000 Demand Note, 12% $3,500,000 bridge note and $3,600,000 reduction in short term borrowings as a result of application of net proceeds from the exercise of 621,914 Class A Warrants; and (iii) for Bolt on $825,000 Demand Note, $5,546,000 8.2% Term Note and $12,400,000 reduction in the Demand Note and Term Note as a result of the application of net proceeds from the exercise of 1,254,414 Class B Warrants.

e.    Eliminate interest income and other income.

f. Adjust income taxes as a result of the changes in the pro forma pretax earnings of the acquired subsidiaries.

g. Increase in earnings per share as a result of pro forma earnings of the acquired subsidiary and increase in weighted average of common stock equivalents (i) for MVS for the effect of 600,000 shares of IHI common stock issued to the selling shareholders (ii) for Lone Star for the effect of 84,211 shares of IHI common stock issued to selling shareholder, (iii) for American for the effect of 540,000 warrants and exercise of 621,914 Class A Warrants, and (iv) the issuance of 1,254,414 shares of common stock and the related common stock equivalents for the additional Class C and Class D Warrants issued in connection with the exercise of Class B Warrants.

                            DESCRIPTION OF SECURITIES

      Pursuant to the Company's Amended Articles, the authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.01 per share, and 7,500,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). The following description of certain of the Company's securities is a summary, does not purport to be complete or to give effect to applicable statutory or common law and is subject in all respects to the applicable provisions of the Company's Amended Articles.

COMMON STOCK

      At October 10, 1997, 6,459,368 shares of Common Stock were issued and outstanding. Holders of Common Stock are entitled, among other things, to one vote per share on each matter submitted to a vote of shareholders and, in the event of liquidation, to share ratably in the distribution of assets remaining after payment of liabilities. Holders of Common Stock have no cumulative voting rights, and, accordingly, the holders of a majority of the outstanding shares have the ability to elect all of the directors. Holders of Common Stock have no preemptive or other rights to subscribe for shares and are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefor.

PREFERRED STOCK

      None of the authorized shares of Preferred Stock have been issued or are outstanding. The Board of Directors has the authority to cause the Company to issue up to the authorized number of shares of Preferred Stock in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, redemption and conversion rights and liquidation preferences of such series, without further action by the shareholders. Because the Board is authorized to issue Preferred Stock with such preferences and rights as it determines, it may afford the holders of any series of Preferred Stock preferences, rights or voting powers superior to those of holders of Common Stock. The Company has no present plan to issue any shares of Preferred Stock.

WARRANTS

      At October 10, 1997 there were 1,254,414 Class B Warrants and 621,914 Class C Warrants outstanding.

      Each currently outstanding Class B Warrant and Class C Warrant entitles the registered holder thereof to purchase from the Company one share of Common Stock at an exercise price of $10.00 and $15.00 per share, respectively. The Class B and Class C Warrants may be exercised through and including January 14, 1999. The Class B and Class C Warrants may be redeemed by the Company at $.05 per warrant, on not less than 30 days' written notice, if the closing price of the Common Stock for a period of 20 consecutive trading days equals or exceeds $12.00 and $20.00 per share, respectively. As of October 10, 1997, the closing price of Common Stock had equaled or exceeded $12.00 per share for 20 consecutive trading days. Therefore, the Class B Warrants may be redeemed by the Company at any time upon not less than 30 days written notice.

      The Class C Warrants and Class D Warrants to be issued in connection with the Offer (together with the currently outstanding Class B and Class C Warrants, (the "Warrants")), will entitle the registered holder thereof to purchase one share of Common Stock at an exercise price of $15.00 and $22.50 per share, respectively, and may be exercised through and including January 14, 2000. The term of currently outstanding Class C Warrants, which are exercisable through and including January 14, 1999, will, after the Expiration Date, automatically be extended to January 14, 2000. The Company may redeem each of the Class C Warrants and the Class D Warrants to be issued in the Offer at $.05 per Warrant if the closing bid price of the Common Stock shall have equaled or exceeded at least $20.00 and $25.00 per share, respectively, for a period of 20 consecutive trading days. Notice of any redemption must be mailed to all holders of Warrants at least 30 days but no more than 60 days before the date on which the Warrants have been called for redemption.

      The holders of Warrants do not have any voting or any other rights of shareholders of the Company and are not entitled to receive dividends. In the event of an adjustment in the number of shares issuable on exercise of the Warrants, the Company will not issue fractional shares, but will, instead, pay to the holder of the Warrants at the time of such exercise an amount in cash equal to the same fraction of the current market value of a share of Common Stock.

      The exercise price and the number and kind of shares or other securities purchasable on exercise of any Warrants and the number of Warrants are subject to adjustment on the occurrence of certain events, including stock dividends, reclassifications, reorganizations, consolidations and mergers. No adjustment in the exercise price is required until cumulative adjustments amount to one percent or more of the exercise price. If the Company effects any capital reorganization, certain reclassifications of the Common Stock, any consolidation or merger (other than a consolidation or merger which does not result in any reclassification or change in the outstanding shares), or sells all or substantially all its properties and assets, the Warrants become exercisable only for the number of shares of stock or other securities, assets, or cash to which a holder of the number of shares of the Company purchasable (at the time of such reorganization, reclassification, consolidation, merger or sale) on exercise of such Warrants would have been entitled on such reorganization, reclassification, consolidation, merger, or sale.

      The Warrants are not exercisable by a holder if (i) the shares issuable on exercise of such Warrants have not been registered under the securities or blue sky laws of the state of residence of such holder or (ii) a current prospectus meeting the requirements of the laws of such state cannot be lawfully delivered by or on behalf of the Company. Pursuant to the terms of the respective Warrant agreements, the Company has agreed to use reasonable efforts to register such shares in states in which holders of Warrants are known to reside and to maintain a current prospectus relating thereto.

SPECIAL PROVISIONS OF THE ARTICLES OF INCORPORATION AND TEXAS LAW

      ANTI-TAKEOVER EFFECT. The provisions of the Amended Articles summarized in the succeeding paragraphs, may be deemed to have an anti-takeover effect or may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in such shareholder's best interest, including those attempts that might result in a premium over the market price for the shares held by a shareholder.

      Pursuant to the Amended Articles, the Board of Directors may, by resolution, establish one or more series of preferred stock, having such number of shares, designation, relative voting rights, dividend rates, liquidation or other rights, preferences and limitations as may be fixed by the Board of Directors without any further shareholder approval. Such rights, preferences, privileges and limitations as may be established could have the effect of impeding or discouraging the acquisition of control of the Company.

      LIMITATION OF DIRECTOR LIABILITY. Texas law authorizes a Texas corporation to eliminate or limit the personal liability of a director to the Company and its shareholders for monetary damages for breach of certain fiduciary duties as a director. The Company believes that such a provision is beneficial in attracting and retaining qualified directors, and accordingly, its Amended Articles include a provision eliminating a director's liability for monetary damages for any breach of fiduciary duty as a director, except: (i) for any breach of the duty of loyalty to the Company or its shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for any transaction from which the director derived an improper personal benefit; or (iv) for certain other actions. Thus, pursuant to Texas law, the Company's directors are not insulated from liability for breach of their duty of loyalty (requiring that, in making a business decision, directors act in good faith and in the honest belief that the action was taken in the best interest of the Company), or for claims arising under the federal securities laws. The foregoing provision of the Company's Amended Articles may reduce the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from bringing a lawsuit against directors for breaches of their fiduciary duties, even though such an action, if successful, might otherwise have benefitted the Company and its shareholders.

      INDEMNIFICATION OF OFFICERS AND DIRECTORS. To the maximum extent permitted by law, the Amended Articles and the Bylaws provide for mandatory indemnification of directors, officers, employees and agents of the Company against all expense, liability and loss to which they may become subject or which they may incur as a result of being or having been a director, officer, employee or agent of the Company. In addition, the Company must advance or reimburse directors and officers and may advance or reimburse employees and agents for expenses incurred by them in connection with indemnifiable claims.

TRANSFER AGENT AND REGISTRAR

      The transfer agent and registrar for the Common Stock and Warrants and the Warrant Agent for the Warrants is ChaseMellon Shareholder Services, Stock Transfer Department, 85 Challenger Road, Overpeck Centre, Ridgefield Park, NJ 07660.

                                  LEGAL MATTERS

      Certain legal matters with respect to the issuance of the securities offered hereby will be passed upon for the Company by Porter & Hedges, L.L.P., Houston, Texas.

                          INDEX TO FINANCIAL STATEMENTS

BOLT MANUFACTURING CO., INC.

Independent Auditors' Report
Balance Sheets at June 30, 1997 (unaudited) and December 31, 1996 and 1995
Statementsof Earnings for the Six Months Ended June 30, 1997 and 1996
          (unaudited) and Years Ended December 31, 1996 and 1995 Statements of Shareholders' Equity for the Six Months Ended June 30, 1997
         (unaudited) and the Years Ended December 31, 1996 and 1995 Statementsof Cash Flows for the Six Months Ended June 30, 1997 and 1996
          (unaudited) and Years Ended December 31, 1996
         and 1995
Notes to Financial Statements

                          BOLT MANUFACTURING CO., INC.,

                               (AN S CORPORATION)

                                 HOUSTON, TEXAS

                                FINANCIAL REPORT

                                  JUNE 30, 1997

                                TABLE OF CONTENTS

                                                                     PAGE NUMBER

FINANCIAL STATEMENTS

    Independent Auditors' Report                                        1

    Balance Sheets                                                      2

    Statements of Earnings                                              4

    Statements of Shareholders' Equity                                  5

    Statements of Cash Flows                                            6

    Notes to Financial Statements                                       8

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Bolt Manufacturing Co., Inc.
Houston, Texas


We have audited the accompanying Balance Sheets of Bolt Manufacturing Co., Inc. (an S Corporation) as of December 31, 1995 and 1996, and the related Statements of Earnings, Shareholders' Equity and Cash Flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bolt Manufacturing Co., Inc., as of December 31, 1995 and 1996, and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.

WEINSTEIN SPIRA & COMPANY, P.C.

Houston, Texas
January 24, 1997

                          BOLT MANUFACTURING CO., INC.,
                                 BALANCE SHEETS

                                                  December 31,
                                             ----------------------   June 30,
                                                1995        1996        1997
                                             ----------  ----------  ----------
                                                                     (Unaudited)
                  ASSETS

CURRENT ASSETS
   CASH AND CASH EQUIVALENTS:
     DEMAND DEPOSITS ....................... $    5,159  $   22,285  $   22,804
     INTEREST BEARING DEPOSITS .............    218,803     186,687     244,629
                                             ----------  ----------  ----------

                                                223,962     208,972     267,433
   RECEIVABLES:
     TRADE - NET OF ALLOWANCE FOR DOUBTFUL
       ACCOUNTS OF $14,500 AT JUNE 30,
       1997; $10,000 AT DECEMBER 31,
       1996 AND 1995 .......................    995,056     850,956     830,377
     RELATED PARTY .........................      6,226      11,978      25,683
     OTHER .................................        308       7,663       2,162
   INVENTORIES .............................    340,290     244,324     401,440
   PREPAID EXPENSES ........................    102,586     149,393      96,299
                                             ----------  ----------  ----------

       TOTAL CURRENT ASSETS ................  1,668,428   1,473,286   1,623,394
                                             ----------  ----------  ----------

PROPERTY AND EQUIPMENT
   MACHINERY AND EQUIPMENT .................  1,216,442   1,280,195   1,319,083
   OFFICE EQUIPMENT ........................     81,301      81,128      90,248
   FURNITURE AND FIXTURES ..................      5,000       5,000       5,000
   TOOLING AND DIES ........................     10,000      10,000      10,000
   TRANSPORTATION EQUIPMENT ................     33,454      45,608      45,608
   LEASEHOLD IMPROVEMENTS ..................      2,115       2,115       8,776
                                             ----------  ----------  ----------

                                              1,348,312   1,424,046   1,478,715
   LESS:  ACCUMULATED DEPRECIATION AND
     AMORTIZATION ..........................    980,327   1,050,782   1,101,784
                                             ----------  ----------  ----------

                                                367,985     373,264     376,931
                                             ----------  ----------  ----------

                                             $2,036,413  $1,846,550  $2,000,325
                                             ==========  ==========  ==========

                                                  December 31,
                                             ----------------------   June 30,
                                                1995        1996        1997
                                             ----------  ----------  ----------
                                                                     (Unaudited)

LIABILITIES

CURRENT LIABILITIES
   Note payable ............................ $  260,000  $  100,000
   Accounts payable - trade ................    197,344      92,678  $  104,677
   Accrued expenses ........................    240,178     243,621     330,981
                                             ----------  ----------  ----------

       Total Current Liabilities ...........    697,522     436,299     435,658

NOTES PAYABLE ..............................                          1,000,000
                                             ----------  ----------  ----------
                                                697,522     436,299   1,435,658

                     SHAREHOLDERS' EQUITY

CAPITAL STOCK - common; $1 par value,
   1,000,000 shares authorized; 62,500
   shares issued and outstanding ...........     62,500      62,500      62,500

RETAINED EARNINGS ..........................  1,276,391   1,347,751     502,167
                                             ----------  ----------  ----------

                                              1,338,891   1,410,251     564,667
                                             ----------  ----------  ----------

                                             $2,036,413  $1,846,550  $2,000,325
                                             ==========  ==========  ==========

                       See notes to financial statements.

                          BOLT MANUFACTURING CO., INC.,
                             STATEMENTS OF EARNINGS

                                For the Year Ended      For the Six Months Ended
                                   December 31,                  June 30,
                            -------------------------   -------------------------
                                1995         1996           1996         1997
                            -----------   -----------   -----------   -----------
                                                               (Unaudited)
SALES ....................  $ 7,132,510   $ 6,452,216   $ 3,306,913   $ 3,579,149

Cost of Sales ............    4,747,191     4,421,520     2,208,579     2,295,967
                            -----------   -----------   -----------   -----------

GROSS MARGIN .............    2,385,319     2,030,696     1,098,334     1,283,182

Operating Expenses .......    1,574,734     1,520,086       778,085       840,496
                            -----------   -----------   -----------   -----------

EARNINGS FROM OPERATIONS .      810,585       510,610       320,249       442,686
                            -----------   -----------   -----------   -----------

OTHER INCOME (EXPENSE)
    Interest expense .....      (31,787)      (21,330)      (12,469)       (8,397)
    Other income .........        9,110         6,821         1,814         1,137
    Interest income ......        8,952         8,805         3,180         2,513
    Gain on sale of assets                      4,903

                                (13,725)         (801)       (7,475)       (4,747)
                            -----------   -----------   -----------   -----------

NET EARNINGS .............  $   796,860   $   509,809   $   312,774   $   437,939
                            ===========   ===========   ===========   ===========

                       See notes to financial statements.

                          BOLT MANUFACTURING CO., INC.,
                       STATEMENTS OF SHAREHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996,
                AND FOR THE SIX MONTH-PERIOD ENDED JUNE 30, 1997

                                      Common Stock                    Total
                                     ---------------   Retained    Shareholders'
                                     Shares   Amount   Earnings       Equity
                                     ------  -------  -----------   -----------
BALANCE - DECEMBER 31, 1994 .......  62,500  $62,500  $ 1,056,741   $ 1,119,241

Net Earnings ......................    --       --        796,860       796,860

Distributions to Shareholders .....    --       --       (577,210)     (577,210)
                                     ------  -------  -----------   -----------

BALANCE - DECEMBER 31, 1995 .......  62,500   62,500    1,276,391     1,338,891

Net Earnings ......................    --       --        509,809       509,809

Distributions to Shareholders .....    --       --       (438,449)     (438,449)
                                     ------  -------  -----------   -----------

BALANCE - DECEMBER 31, 1996 .......  62,500   62,500    1,347,751     1,410,251

Net Earnings (Unaudited) ..........    --       --        437,939       437,939

Distributions to Shareholders
    (Unaudited) ...................    --       --     (1,283,523)   (1,283,523)
                                     ------  -------  -----------   -----------

BALANCE - JUNE 30, 1997
    (Unaudited) ...................  62,500  $62,500  $   502,167   $   564,667
                                     ======  =======  ===========   ===========

                       See notes to financial statements.

                          BOLT MANUFACTURING CO., INC.,
                            STATEMENTS OF CASH FLOWS

                                         For the Year Ended        For the Six Months Ended
                                            December 31,               June 30, 1997
                                      -------------------------   -------------------------
                                         1995          1996          1996          1997
                                      -----------   -----------   -----------   -----------
                                                                         (Unaudited)
CASH FLOWS FROM OPERATING
   ACTIVITIES
      Cash received from customers .  $ 7,095,172   $ 6,583,131   $ 3,436,767   $ 3,592,661
      Cash paid to suppliers and
        employees ..................   (6,224,908)   (5,883,188)   (2,974,548)   (3,095,603)
      Interest received ............        8,952         8,805         3,180         2,513
      Interest paid ................      (31,787)      (21,330)      (12,469)       (2,918)
                                      -----------   -----------   -----------   -----------

        Net Cash Provided by
          Operating Activities .....      847,429       687,418       452,930       496,653
                                      -----------   -----------   -----------   -----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of equipment ...........     (123,308)     (110,526)      (43,572)      (54,669)
   Proceeds from dispositions ......                      6,567
                                      -----------   -----------   -----------   -----------

        Net Cash Used in Investing
          Activities ...............     (123,308)     (103,959)      (43,572)      (54,669)
                                      -----------   -----------   -----------   -----------

CASH FLOWS FROM FINANCING
ACTIVITIES
   Payments of debt ................     (120,000)     (160,000)      (60,000)     (100,000)
   Distributions to shareholders ...     (577,210)     (438,449)     (365,476)   (1,283,523)
   Proceeds from shareholder notes .                                              1,000,000
                                      -----------   -----------   -----------   -----------
        Net Cash Used in Financing
          Activities ...............     (697,210)     (598,449)     (425,476)     (383,523)
                                      -----------   -----------   -----------   -----------

NET INCREASE (DECREASE) IN CASH
   AND CASH EQUIVALENTS ............       26,911       (14,990)      (16,118)       58,461

Cash and Cash Equivalents -
   Beginning of Period .............      197,051       223,962       223,962       208,972
                                      -----------   -----------   -----------   -----------

CASH AND CASH EQUIVALENTS -
   END OF PERIOD ...................  $   223,962   $   208,972   $   207,844   $   267,433
                                      ===========   ===========   ===========   ===========

                       See notes to financial statements.

                                        For the Year Ended    For the Six Months Ended
                                            DECEMBER 31,             JUNE 30,
                                       ---------------------   ---------------------
                                         1995        1996        1996        1997
                                       ---------   ---------   ---------   ---------
                                                                    (Unaudited)
RECONCILIATION OF NET EARNINGS
TO NET CASH PROVIDED BY
OPERATING ACTIVITIES

   Net earnings .....................  $ 796,860   $ 509,809   $ 312,774   $ 437,939
   Adjustments to reconcile net
      earnings to net cash provided
      by operating activities:
        Depreciation and amortization    107,869     103,583      58,800      51,002
        Bad debt expense ............      1,185      27,684       9,000      10,509
        Gain on sale of fixed assets                  (4,903)
        (Increase) Decrease in:
          Receivables ...............    (47,634)    103,309     119,040       1,866
          Inventories ...............    (11,754)     95,966     (12,384)   (157,116)
          Prepaid expenses ..........    (20,009)    (46,807)     83,502      53,094
        Increase (Decrease) in:
          Accounts payable - trade ..        450    (104,666)   (109,510)     11,999
          Accrued expenses ..........     20,462       3,443      (8,292)     87,360
                                       ---------   ---------   ---------   ---------
NET CASH PROVIDED BY OPERATING
   ACTIVITIES .......................  $ 847,429   $ 687,418   $ 452,930   $ 496,653
                                       =========   =========   =========   =========

                       See notes to financial statements.

                          BOLT MANUFACTURING CO., INC.,
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995
       (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1997, IS UNAUDITED)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its accounts on the accrual basis of accounting in accordance with generally accepted accounting principles. Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations, and cash flows are summarized below:

   DESCRIPTION OF BUSINESS

   Bolt Manufacturing Co., Inc. manufactures specialty bolts and nuts for customers throughout the United States and Canada.

   INCOME RECOGNITION

   Revenue is recognized at the date of product shipment, and accounts receivable are recorded at that time. Earnings are charged with a provision for doubtful accounts based on current review of collectibility of accounts.

   INVENTORIES

   Inventories, consisting of raw materials, work-in-process, and finished goods are presented at the lower of cost (as determined by the first-in, first-out method) or market. Work-in-process and finished goods include the cost of material and any related direct and indirect production costs. Inventories consist of the following:

                                                 December 31,
                                            ----------------------      June 30,
                                              1995          1996          1997
                                            --------      --------      --------
        Raw materials ................      $260,931      $196,361      $282,358
        Work-in-process ..............        59,300        37,109        98,278
        Finished goods ...............        20,059        10,854        20,804
                                            --------      --------      --------
                                            $340,290      $244,324      $401,440
                                            ========      ========      ========

   PROPERTY AND EQUIPMENT

   Property and equipment are recorded at cost. Depreciation is computed at rates sufficient to amortize the cost of the assets over their estimated useful lives using the straight-line method. Depreciation is based on the following estimated useful lives:

            Machinery and equipment                       5 -  7 years
            Office equipment                                   5 years
            Furniture and fixtures                             5 years
            Tooling and dies                                   5 years
            Transportation equipment                           3 years
            Leasehold improvements                             6 years

                          BOLT MANUFACTURING CO., INC.,
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1996 AND 1995
       (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1997, IS UNAUDITED)

    INCOME TAX

    The Company is taxed under the S Corporation provisions of the Internal Revenue Code. Under these provisions, the Company is not liable for federal corporate income taxes. Instead, the shareholders are liable for individual federal income taxes on the Company's taxable income.

    CASH AND CASH EQUIVALENTS

    The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. There are deposits in excess of federally insured limits.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - OPERATING LEASES

The Company leases its warehouse and office facilities and certain equipment under operating lease agreements. At December 31, 1996, the future minimum rental payments required under the leases were as follows:


          Year Ending
          December 31,

              1997             $              91,660
              1998                            83,342
              1999                            77,400
              2000                            77,400
              2001                            19,350
                               ---------------------
                               $             349,152
                               =====================

Rent expense for the periods ended December 31, 1995 and 1996, and June 30, 1996 and 1997, totaled $77,400 and $77,300, $38,600 and $38,700, respectively.

                          BOLT MANUFACTURING CO., INC.,
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1996 AND 1995
       (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1997, IS UNAUDITED)

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company paid $88,000 in consulting fees to related parties during the year ended December 31, 1995.

The Company paid $66,000 in consulting fees to an affiliate of a shareholder during the period ended June 30, 1997.

As discussed in Note 4, the Company has $1,000,000 in shareholder notes payable.

The Company received $14,385 and $1,250 in expense reimbursements from an entity related by common ownership for the year ended December 31, 1996 and 1995, respectively. At December 31, 1996 and 1995, respectively, the Company had a receivable from the entity of $11,978 and $6,226.

The Company received $29,701 and $6,925 in expense reimbursements from an entity related by common ownership for the period ended June 30, 1997 and 1996, respectively. At June 30, 1997 and 1996, respectively, the Company had a receivable from the entity of $25,683 and $8,604.

Additionally, in April, 1996, the Company began subleasing part of its facility to the related entity under a lease agreement which has been classified as an operating lease. The lease expired December 31, 1996. The Company renewed the lease for an additional 12 months expiring on December 31, 1997. Total rent income for the year ended December 31, 1996, and the six months ended June 30, 1997, under this agreement was $6,400 and $6,000, respectively.

NOTE 4 - NOTE PAYABLE

The Company had a note agreement with a bank which bore interest at the prime rate plus .5% per annum and was secured by accounts receivable, equipment, general intangibles and inventory. The note was due on demand; if no demand is made it is payable in monthly installments of $10,000, plus interest, until February, 1998. Outstanding borrowings at December 31, 1995 and 1996, were $260,000 and $100,000, respectively. As of March 31, 1997, the Company has paid the note in full.

The Company also had a $100,000 line-of-credit with a bank, bearing interest at prime plus 1%, secured by equipment, accounts receivable, inventory, fixtures, and intangibles, which matured on April 1, 1997. There were no borrowings under this line-of-credit at December 31, 1996.

At April 1, 1997, the Company obtained a $150,000 line-of-credit with a bank, bearing interest at prime plus 1%, secured by accounts receivable, inventory, fixtures and intangibles, which matures on August 15, 1998. There were no borrowings under this line-of-credit at June 30, 1997.

                          BOLT MANUFACTURING CO., INC.,
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1996 AND 1995
       (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1997, IS UNAUDITED)

The Company has entered into loan agreements which contain restrictive covenants, including maintenance of certain financial ratios and restrictions on borrowings. At December 31, 1996, the Company was in compliance with the covenants and restrictions.

As of June 30, 1997, the Company has note agreements with its shareholders for a principal amount of $1,000,000. The notes bear interest at 10% per annum, with interest due quarterly beginning September, 1997. The notes are secured by equipment and are due on June 11, 1999. Interest of $5,479 has been accrued as of June 30, 1997, with no payments being made.

NOTE 5 - SUBSEQUENT EVENT

In September, 1997, the shareholders of the Company agreed to a nonbinding letter of intent to sell all outstanding shares of stock to an unrelated third party for a purchase price of $5,371,000, subject to closing adjustments.

NOTE 6 - UNAUDITED INTERIM STATEMENTS

The financial statements as of June 30, 1997, and for the six months ended June 30, 1996 and 1997, are unaudited; however, in the opinion of management, all adjustments (consisting solely of normal recurring adjustments) necessary to a fair presentation of the financial statements for these interim periods have been made. Accounting estimates at interim dates inherently involve greater reliance on estimates than at year end. The results for the interim periods are not necessarily indicative of the results to be obtained for a full fiscal year.

================================================================================

                               THE EXCHANGE AGENT:

                        ChaseMellon Shareholder Services
                            Stock Transfer Department
                               35 Challenger Road
                                 Overpeck Centre
                            Ridgefield Park, NJ 07660

                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Available Information ...................................................   4
Incorporation of Certain Information By Reference .......................   4
Summary .................................................................   6
Summary Consolidated Financial Data .....................................  12
Risk Factors ............................................................  13
The Offer ...............................................................  16
Use of Proceeds .........................................................  25
Price Range of Common Stock and Warrants ................................  25
Dividend Policy .........................................................  26
Pro Forma Condensed Consolidated Financial Statements ...................  27
Description of Securities ...............................................  34
Legal Matters ...........................................................  36
Index to Financial Statements ...........................................  F-1

NO DEALER, SALESPERSON, REPRESENTATIVE OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS OFFERING CIRCULAR-PROSPECTUS AND THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS OFFERING CIRCULAR-PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR-PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

================================================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         Expenses payable in connection with the issuance and distribution of the securities to be registered, other than underwriting discounts and commissions, are estimated as follows:

         Securities and Exchange Commission filing fee ...........     $ 17,843
         Nasdaq listing fee ......................................       41,272
         Transfer Agent, Warrant Agent and Registrar fees ........       15,000*
         Printing expenses .......................................       15,000*
         Legal fees and expenses .................................       20,000*
         Accounting fees and expenses ............................       25,000*
         Miscellaneous ...........................................       10,025*
                                                                       --------
                  TOTAL ..........................................     $144,140
                                                                       ========
----------
*  Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Article 2.02 of the Texas Business Corporation Act (the "TBCA") provides that a Texas corporation shall have the power to indemnify directors, officers, employees and agents and to purchase and maintain liability insurance for those persons. Article 2.02-1 of the TBCA empowers the Company to indemnify any director or officer for expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in the defense of any action, suit or proceeding in which such director or officer is a party by reason of his position. In no event however, shall a director or officer be entitled to indemnification in any action, suit, or proceeding in which such director shall have been found not to have acted in good faith and in the reasonable belief that his conduct as such director was in the Company's best interests; and, in the case of an officer of the Company, that such officer did not act in good faith and in the reasonable belief that his conduct was at least not opposed to the Company's best interests; and in the case of any criminal proceeding, such director or officer had no reasonable cause to believe his conduct was unlawful. Moreover, no director shall be indemnified for any obligations arising from any action, suit, or proceeding in which (i) such director is found liable on the basis that personal profit was improperly received by him, whether or not the action resulted from an action taken in his official capacity, or (ii) such director is found liable to the Company.

         The Company's Amended and Restated Bylaws ("Bylaws") provide that the Company shall indemnify each director or former director and each officer or former officer of the Company and each person who is or who may have served at its request as a director or officer of another corporation in which it owned shares of stock or of which it is a creditor, or as a partner, venturer, proprietor, trustee, employee, agent or similar functionary of another partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise against judgments, settlements, penalties and reasonable expenses (including court costs and attorneys' fees) incurred by him in connection with any claim made against him or any action, suit, or proceeding in which he is or is threatened to be made a named defendant or respondent by reason of his being or having been such director or officer.

         The Company shall indemnify such director or officer to the greatest extent permitted by law for reasonable expenses incurred in connection with any action, suit, or proceeding in which such director or officer has been wholly successful in the defense of the proceeding, on the merits or otherwise, except that if such action, suit, or proceeding was brought by or on behalf of the Company, indemnification shall be limited to reasonable expenses actually incurred by such director or officer with respect to such proceeding; provided, however, that such indemnity shall be conditioned on the prior determination by a majority of the Board of Directors or a committee thereof who are not named defendants or respondents in such action, suit, or proceeding, or special legal counsel appointed thereby, or, solely in the event the Board of Directors is not able to act and unable to select special legal counsel, by vote of those shareholders who are not also directors named as defendant or respondent in such action, suit, or proceeding, that such director or officer has acted in good faith and in the reasonable belief as to the best interests of the Company.

         If any pending, threatened, or completed proceeding is settled, amounts paid as indemnification of the settlement shall not exceed costs, fees and expenses that would have been reasonably incurred if the action, suit or proceeding had been litigated to a conclusion. The determination by the Board of Directors, or by independent counsel, and the payment of amounts by the Company on the basis thereof, shall not prevent a shareholder from challenging such indemnification by appropriate legal proceedings. Neither shall a determination by the Board of Directors, a committee thereof, or special legal counsel appointed thereby, that indemnification is not permissible, prevent a director or officer from challenging such determination by appropriate legal proceedings. Reasonable expenses of a director or officer who was, is, or is threatened to be made a named defendant or respondent in any proceeding shall be paid in advance before any final disposition following appropriate written request to the Company.

         The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Company as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise, against any liability asserted against him in such a capacity or arising out of his status as such a person, whether or not the Company would have the power to indemnify him against that liability.

         The foregoing rights and indemnification shall be construed in accordance with the laws of the State of Texas presently in force and as hereinafter amended. In all events, the Company's Bylaws shall be deemed to grant the Company's directors and officers the maximum protection consistent with law and shall be deemed amended from time to time to reflect any changes in such law. The foregoing shall not be exclusive of any private contractual right of indemnification, nor shall it limit the same; provided, however, such contractual agreement shall not be inconsistent with the TBCA presently in force or hereafter enacted.

         The Company's Articles of Incorporation, as amended, contain provisions eliminating or limiting the liability of a director for an act or omission in his capacity as director; however, those provisions do not eliminate or limit the liability of a director for: (i) a breach of a director's duty of loyalty to the Company or its shareholders; (ii) an act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office; (iv) an act or omission from which the liability of a director is expressly provided for by statute; or (v) an act related to an unlawful stock repurchase or payment of a dividend.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

                                                                   SEQUENTIALLY
EXHIBIT                                                               NUMBERED
 NUMBER                  IDENTIFICATION OF EXHIBIT                      PAGE
 ------                  -------------------------                      ----

   4.1    --    SPECIMEN CERTIFICATE OF COMMON STOCK, $.01 PAR
                VALUE, OF THE COMPANY. EXHIBIT 4.1 TO THE COMPANY'S
                REGISTRATION STATEMENT ON FORM S-2 (NO. 33- 43169)
                DATED OCTOBER 7, 1991 (THE "REGISTRATION
                STATEMENT"), AS AMENDED, IS INCORPORATED HEREIN BY
                REFERENCE.

   4.3    --    FORM OF CLASS B REDEEMABLE WARRANT AGREEMENT AND
                SPECIMEN OF CLASS B REDEEMABLE WARRANT CERTIFICATE.
                EXHIBIT 4.3 TO THE COMPANY'S REGISTRATION STATEMENT
                IS INCORPORATED HEREIN BY THIS REFERENCE.

   4.4    --    FORM OF CLASS C REDEEMABLE WARRANT AGREEMENT AND
                SPECIMEN OF CLASS C REDEEMABLE WARRANT CERTIFICATE.
                EXHIBIT 4.4 TO THE COMPANY'S 1996 REGISTRATION
                STATEMENT IS INCORPORATED HEREIN BY REFERENCE.

   4.5*   --    FORM OF CLASS D REDEEMABLE WARRANT AGREEMENT AND
                SPECIMEN OF CLASS D REDEEMABLE WARRANT CERTIFICATE.     EX-1

   5      --    OPINION OF PORTER & HEDGES, L.L.P.                      EX-2

  10.1    --    SECOND AMENDMENT TO EMPLOYMENT AGREEMENT OF ROBERT
                E. CONE. EXHIBIT 10.1 TO THE COMPANY'S 1996
                REGISTRATION STATEMENT IS INCORPORATED HEREIN BY
                REFERENCE.

  10.2    --    SECOND AMENDMENT TO EMPLOYMENT AGREEMENT OF JAMES H.
                BROCK, JR. 10.2 TO THE COMPANY'S 1996 REGISTRATION
                STATEMENT ON FORM S-2 IS INCORPORATED HEREIN BY
                REFERENCE.

  10.3    --    EMPLOYMENT AGREEMENT OF THOMAS C. LANDRETH, DATED
                OCTOBER 26, 1992. EXHIBIT 10.3 TO THE COMPANY'S 1996
                REGISTRATION STATEMENT ON FORM IS INCORPORATED
                HEREIN BY REFERENCE.

  10.4    --    1995 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN IS
                INCORPORATED HEREIN BY THIS REFERENCE FROM THE
                COMPANY'S PROXY DATED MAY 27, 1997 AND ITS PROXY
                DATED MAY 25, 1994.

  10.5    --    1994 AMENDED AND RESTATED INCENTIVE STOCK PLAN IS
                INCORPORATED HEREIN BY THIS REFERENCE FROM THE
                COMPANY'S PROXY DATED MAY 27, 1997 AND ITS PROXY
                DATED MAY 26, 1995.

  10.6    --    STOCK PURCHASE WARRANT AGREEMENT DATED SEPTEMBER 27,
                1991, FROM THE COMPANY IN FAVOR OF JAMES H. BROCK,
                JR. EXHIBIT 10.6 TO THE COMPANY'S REGISTRATION
                STATEMENT IS INCORPORATED HEREIN BY THIS REFERENCE.

  10.7    --    PROMISSORY NOTE DATED DECEMBER 6, 1995, BY AND AMONG
                THE COMPANY, LANDRETH ENGINEERING COMPANY AND
                GENERAL ELECTRIC CORPORATION. EXHIBIT 10.1 TO THE
                COMPANY'S CURRENT REPORT ON FORM 8-K DATED DECEMBER
                7, 1995 IS INCORPORATED HEREIN BY THIS REFERENCE.

  10.8    --    12% CONVERTIBLE PROMISSORY NOTE DATED DECEMBER 8,
                1995, BY AND AMONG THE COMPANY AND ST. JAMES CAPITAL
                PARTNERS, L.P. ("ST. JAMES"). EXHIBIT 10.1 TO THE
                COMPANY'S AMENDMENT A2 TO ITS CURRENT REPORT ON FORM
                8-K DATED DECEMBER 7, 1995 IS INCORPORATED HEREIN BY
                THIS REFERENCE.

  10.9    --    STOCK PURCHASE WARRANT AGREEMENT DATED DECEMBER 7,
                1995, FROM THE COMPANY IN FAVOR OF ST. JAMES.
                EXHIBIT 10.4 TO THE COMPANY'S CURRENT REPORT ON FORM
                8-K DATED DECEMBER 7, 1995 IS INCORPORATED HEREIN BY
                THIS REFERENCE.

  10.10   --    REGISTRATION RIGHTS AGREEMENT DATED DECEMBER 7,
                1995, BETWEEN THE COMPANY AND ST. JAMES. EXHIBIT
                10.5 TO THE COMPANY'S CURRENT REPORT ON FORM 8-K
                DATED DECEMBER 7, 1995 IS INCORPORATED HEREIN BY
                REFERENCE.

  10.11   --    PURCHASE AGREEMENT DATED DECEMBER 7, 1995 BY AND
                BETWEEN THE COMPANY, MRMC, INC. AND DAVID MELINA.
                EXHIBIT 2.1 TO THE COMPANY'S CURRENT REPORT ON FORM
                8-K DATED DECEMBER 7, 1995 IS INCORPORATED HEREIN BY
                THIS REFERENCE.

  10.12   --    STOCK PURCHASE AGREEMENT DATED OCTOBER 26, 1992, BY
                AND AMONG THE COMPANY, THOMAS LANDRETH, LINDA
                LANDRETH, MICHAEL REILAND, PAMELA REILAND, MICHAEL
                REILAND AS CUSTODIAN FOR JENNIFER REILAND TUGMA AND
                MICHAEL REILAND AS CUSTODIAN FOR NICHOLAS REILAND
                TUGMA. EXHIBIT 2.1 TO THE COMPANY'S CURRENT REPORT
                ON FORM 8-K DATED OCTOBER 26, 1992 IS INCORPORATED
                HEREIN BY THIS REFERENCE.

  10.13   --    CONVERTIBLE DEBENTURE LOAN AGREEMENT DATE OCTOBER 8,
                1992, BY AND AMONG THE COMPANY, PIPELINE VALVE
                SPECIALTY, INC. ("PVS") AND RENAISSANCE CAPITAL
                PARTNERS II, LTD. EXHIBIT 2.2 TO THE COMPANY'S
                CURRENT REPORT ON FORM 8-K DATED OCTOBER 26, 1992 IS
                INCORPORATED HEREIN BY THIS REFERENCE.

  10.14   --    LINE OF CREDIT FACILITY AND DEMAND NOTE DATED
                NOVEMBER 30, 1995, BY AND AMONG THE COMPANY, PVS,
                LANDRETH ENGINEERING COMPANY, IMSCO AND COMERICA
                BANK-TEXAS. EXHIBIT 10.2 TO THE COMPANY'S CURRENT
                REPORT ON FORM 8-K DATED DECEMBER 7, 1995 IS
                INCORPORATED HEREIN BY THIS REFERENCE.

  11*     --    STATEMENT REGARDING COMPUTATION OF PER SHARE
                EARNINGS.                                               EX-3

  13.1*   --    QUARTERLY REPORT ON FORM 10-Q FOR THE THREE MONTHS
                ENDED MARCH 31, 1997                                    EX-4

  13.2*   --    QUARTERLY REPORT ON FORM 10-Q FOR THE THREE MONTHS
                ENDED JUNE 30, 1997                                     EX-5

  13.3*   --    ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED
                DECEMBER 31, 1996                                       EX-6

  13.4*   --    ANNUAL REPORT ON FORM 10-K/A FOR THE FISCAL YEAR
                ENDED DECEMBER 31, 1996                                 EX-7

  13.5*   --    CURRENT REPORT ON FORM 8-K/A DATED JANUARY 27, 1997
                AMENDING CURRENT REPORT ON FORM 8-K DATED NOVEMBER
                27, 1996.                                               EX-8

  13.6*   --    CURRENT REPORT ON FORM 8-K/A DATED APRIL 18, 1997
                AMENDING CURRENT REPORT ON FORM 8-K DATED FEBRUARY
                18, 1997.                                               EX-9

  13.7*   --    CURRENT REPORT ON FORM 8-K/A DATED JUNE 12, 1997
                AMENDING CURRENT REPORT ON FORM 8-K DATED APRIL 14,
                1997.                                                   EX-10

  23.1*   --    CONSENT OF PRICE WATERHOUSE LLP                         EX-11

  23.2*   --    CONSENT OF SIMONTON, KUTAC & BARNIDGE, L.L.P.           EX-12

  23.3*   --    CONSENT OF HEIN + ASSOCIATES LLP                        EX-13

  23.4*   --    CONSENT OF KMPG PEAT MARWICK LLP                        EX-14

  23.5*   --    CONSENT OF WEINSTEIN SPIRA & COMPANY, P.C.              EX-15

  23.6*   --    OPINION OF PORTER & HEDGES, L.L.P. (INCLUDED IN ITS
                OPINION FILED AS EXHIBIT 5 HERETO).                     EX-16

  24.1    --    POWER OF ATTORNEY (INCLUDED AS PART OF THE SIGNATURE
                PAGE OF THIS REGISTRATION STATEMENT).

------------------------
*FILED HEREWITH.

(B)      FINANCIAL STATEMENT SCHEDULES.

         ALL SCHEDULES ARE OMITTED BECAUSE THEY ARE NOT APPLICABLE OR BECAUSE THE REQUIRED INFORMATION IS CONTAINED IN THE FINANCIAL STATEMENTS OR NOTES THERETO.

ITEM 17.  UNDERTAKINGS.

        (A)  THE UNDERSIGNED REGISTRANT HEREBY UNDERTAKES:

                (1) TO FILE, DURING ANY PERIOD IN WHICH OFFERS OR SALES ARE BEING MADE, A POST-EFFECTIVE AMENDMENT TO THIS REGISTRATION STATEMENT:

                        (I) TO INCLUDE ANY PROSPECTUS REQUIRED BY SECTION
                10(A)(3) OF THE SECURITIES ACT OF 1933 (THE "1933 ACT");

                        (II) TO REFLECT IN THE PROSPECTUS ANY FACTS OR EVENTS
                ARISING AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT (OR THE MOST RECENT POST-EFFECTIVE AMENDMENT THEREOF) WHICH, INDIVIDUALLY OR IN THE AGGREGATE, REPRESENT A FUNDAMENTAL CHANGE IN THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENT;

                        (III) TO INCLUDE ANY MATERIAL INFORMATION WITH RESPECT
                TO THE PLAN OF DISTRIBUTION NOT PREVIOUSLY DISCLOSED IN THE REGISTRATION STATEMENT OR ANY MATERIAL CHANGE TO SUCH INFORMATION IN THE REGISTRATION STATEMENT;

                (2) THAT, FOR THE PURPOSE OF DETERMINING ANY LIABILITY UNDER THE 1933 ACT, EACH SUCH POST-EFFECTIVE AMENDMENT SHALL BE DEEMED TO BE A NEW REGISTRATION STATEMENT RELATING TO THE SECURITIES OFFERED THEREIN, AND THE OFFERING OF SUCH SECURITIES AT THAT TIME SHALL BE DEEMED TO BE THE INITIAL BONA FIDE OFFERING THEREOF; AND

                (3) TO REMOVE FROM REGISTRATION BY MEANS OF A POST-EFFECTIVE AMENDMENT ANY OF THE SECURITIES BEING REGISTERED WHICH REMAIN UNSOLD AT THE TERMINATION OF THE OFFERING.

        (B) INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE ACT MAY BE PERMITTED TO DIRECTORS, OFFICERS AND CONTROLLING PERSONS OF THE REGISTRANT PURSUANT TO THE FOREGOING PROVISIONS, OR OTHERWISE, THE REGISTRANT HAS BEEN ADVISED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS, THEREFORE, UNENFORCEABLE. IN THE EVENT THAT A CLAIM FOR INDEMNIFICATION AGAINST SUCH LIABILITIES (OTHER THAN THE PAYMENT BY THE REGISTRANT OF EXPENSES INCURRED OR PAID BY A DIRECTOR, OFFICER OR CONTROLLING PERSON OF THE REGISTRANT IN THE SUCCESSFUL DEFENSE OF ANY ACTION, SUIT OR PROCEEDING) IS ASSERTED BY SUCH DIRECTOR, OFFICER OR CONTROLLING PERSON IN CONNECTION WITH THE SECURITIES BEING REGISTERED, THE REGISTRANT WILL, UNLESS IN THE OPINION OF ITS COUNSEL THE MATTER HAS BEEN SETTLED BY CONTROLLING PRECEDENT, SUBMIT TO A COURT OF APPROPRIATE JURISDICTION THE QUESTION WHETHER SUCH INDEMNIFICATION BY IT IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND WILL BE GOVERNED BY THE FINAL ADJUDICATION OF SUCH ISSUE.

        (C) THE UNDERSIGNED REGISTRANT HEREBY UNDERTAKES TO DELIVER OR CAUSE TO BE DELIVERED WITH THE PROSPECTUS, TO EACH PERSON TO WHOM THE PROSPECTUS IS SENT OR GIVEN, THE LATEST ANNUAL REPORT, TO SECURITY HOLDERS THAT IS INCORPORATED BY REFERENCE IN THE PROSPECTUS AND FURNISHED PURSUANT TO AND MEETING THE REQUIREMENTS OF RULE 14A-3 OR RULE 14C-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934; AND, WHERE INTERIM FINANCIAL INFORMATION REQUIRED TO BE PRESENTED BY
ARTICLE 3 OF REGULATION S-X IS NOT SET FORTH IN THE PROSPECTUS, TO DELIVER, OR CAUSE TO BE DELIVERED TO EACH PERSON TO WHOM THE PROSPECTUS IS SENT OR GIVEN, THE LATEST QUARTERLY REPORT THAT IS SPECIFICALLY INCORPORATED BY REFERENCE IN THE PROSPECTUS TO PROVIDE SUCH INTERIM FINANCIAL INFORMATION.

                                   SIGNATURES

        PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF HOUSTON, STATE OF TEXAS, ON OCTOBER 13, 1997.


                                         INDUSTRIAL HOLDINGS, INC.

                                         /s/ CHRISTINE A. SMITH
                                             Christine A. Smith
                                             Vice President and
                                             Chief Financial Officer

        We, the undersigned directors and officers of the Company do hereby constitute and appoint Robert E. Cone and Christine A. Smith, and each of them singly, our true and lawful attorney and agent, to do any and all acts and things in our name and on our behalf in our capacities as directors and officers, and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorney and agent may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the filing of this Registration Statement, including specifically, without limitation, power and authority to sign for us or any of us, in our names in the capacities indicated below, any and all amendments hereto; and we do hereby ratify and confirm all that said attorneys and agents or any of them, shall do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this to the Registration Statement has been signed by the following persons in the capacities indicated on October 13, 1997.


     SIGNATURE                                                       TITLE

/s/ROBERT E. CONE                  Director, Chairman of the Board of Directors,
Robert E. Cone                     President and Chief Executive Officer
                                   (Principal Executive Officer)

/s/JAMES H. BROCK, JR.             Executive Vice-President, Director and
James H. Brock, Jr.                President - Energy Products and Services
                                   Division

/s/CHRISTINE A. SMITH              Vice President and Chief Financial Officer
Christine A. Smith                 (Principal Accounting Officer and Principal
                                   Financial Officer)

/s/BARBARA S. SHULER               Director, Secretary
Barbara S. Shuler

/s/JAMES W. KENNEY                 Director
James W. Kenney

/s/CHARLES J. ANDERSON             Director
Charles J. Anderson

/s/JOHN P. MADDEN                  Director
John P. Madden

/s/JOHN L. THOMPSON                Director
John L. Thompson

                                INDEX TO EXHIBITS


4.5 Form of Class D Redeemable Warrant Agreement and specimen of Class D Redeemable Warrant Certificate.

5       Opinion of Porter & Hedges, L.L.P.

11      Statement regarding computation of per share earnings.

13.1    Quarterly Report on Form 10-Q for the three months ended March 31, 1997

13.2    Quarterly Report on Form 10-Q for the three months ended June 30, 1997

13.3    Annual Report on Form 10-K for the fiscal year ended December 31, 1996

13.4    Annual Report on Form 10-K/A for the fiscal year ended December 31, 1996

13.5 Current Report on Form 8-K/A dated January 27, 1997 amending Current Report on Form 8-K dated November 27, 1996.

13.6 Current Report on Form 8-K/A dated April 18, 1997 amending Current Report on Form 8-K dated February 18, 1997.

13.7 Current Report on Form 8-K/A dated June 12, 1997 amending Current Report on Form 8-K dated April 14, 1997.

23.1    Consent of Price Waterhouse LLP

23.2    Consent of Simonton, Kutac & Barnidge, L.L.P.

23.3    Consent of Hein + Associates LLP

23.4    Consent of KMPG Peat Marwick LLP

23.5    Consent of Weinstein Spira & Company, P.C.

23.6    Opinion of Porter & Hedges, L.L.P. (included in its opinion filed as
        Exhibit 5 hereto).